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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.    )

EXA CORPORATION
(Name of Subject Company)

EXA CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500
(CUSIP Number of Class of Securities)

Stephen A. Remondi
Chief Executive Officer
Exa Corporation
55 Network Drive
Burlington, Massachusetts 01803
(781) 564-0220

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:
John D. Patterson, Jr., Esq.
Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, Massachusetts 02210
Telephone: (617) 832-1000
Telecopy: (617) 832-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Exa Corporation, a Delaware corporation (the "Company" or "Exa"), and the address of Exa's principal executive office is 55 Network Drive, Burlington, Massachusetts 01803. Exa's telephone number is +1 (781) 564-0220.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value of $0.001 per share (the "Shares"). As of the close of business on October 10, 2017, there were (i) 15,168,269 Shares issued and outstanding, (ii) 32,502 Shares held in treasury, (iii) 1,821,830 Shares issuable pursuant to outstanding stock options and (iv) 478,515 Shares subject to outstanding restricted stock units.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of Exa, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in "Item 1. Subject Company Information—Name and Address" above, which information is incorporated herein by reference.

Tender Offer

        This Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation ("Parent"), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France ("Dassault Systèmes"), to purchase all of the issued and outstanding Shares at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law (such amount or any higher amount per Share that may be paid pursuant to the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2017 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Parent, Purchaser and Dassault Systèmes with the Securities and Exchange Commission (the "SEC") on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Exa's stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer will expire at 5:00 p.m., New York City time, on November 9, 2017, unless the Offer is extended in accordance with the terms set forth in the Merger Agreement (as defined below).

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2017 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and Exa. The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered and not properly withdrawn a number of Shares that, when added to the Shares then beneficially owned by Parent and Purchaser, would equal at least one Share more than 50% of the Fully Diluted Shares, as defined below, as of the expiration of the Offer excluding from the number of tendered Shares, but not the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not been "received" (as such term is defined in Section 251(h)(6)(f) of the DGCL (as defined below)) (the "Minimum Condition") and (b) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The "Fully Diluted Shares" means all outstanding securities entitled to vote in the election of directors of Exa, together with all such securities which Exa would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not vested or then convertible, exchangeable or exercisable. The consummation of the Offer is not subject to a financing condition.

        Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, and satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"), with the Company continuing as the surviving corporation (the "Surviving Company") and thereby becoming a wholly owned subsidiary of Parent.

        Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Exa does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) owned by any direct or indirect wholly owned subsidiary of the Company, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (iv) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, "Excluded Shares")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law (the "Merger Consideration"), on the terms and conditions set forth in the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the "Transaction." A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Company, Parent and Purchaser have made various and customary representations, warranties and covenants in the Merger Agreement. The Company's covenants include, among other things, covenants regarding the operation of its business prior to the Effective Time and covenants restricting its ability to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to permit the Company's board of directors (the "Board") to comply with its fiduciary duties. Notwithstanding the limitations imposed by the "no shop" restrictions set forth in the Merger Agreement, prior to the consummation of the Offer, under specified circumstances, the Board may change its recommendation in connection with an intervening event that was not known or reasonably foreseeable as of the date of the Merger Agreement, or in connection with an alternative proposal that does not result from a breach of the "no shop" restrictions and that the Board determines in good faith constitutes a superior proposal (in which latter case the Company may also terminate the Merger Agreement to enter into such superior proposal upon payment of the termination fee, as discussed below). Before the Board may change its recommendation in connection with a superior proposal, or terminate the Merger Agreement to accept a superior proposal, the Company must provide Parent with a five-calendar-day match right, subject to an additional three-calendar-day match right in the event of a material change to such superior proposal.

        The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement, under certain circumstances, the Company may be obligated to pay Parent a termination fee of $12 million, including due to termination of the Merger Agreement by the Company to accept a superior proposal, and Parent may be obligated to pay the Company a termination fee of $24 million.

        Each party to the Merger Agreement is required to use its reasonable best efforts (subject to compliance with applicable law) to satisfy the closing conditions relating to required governmental or third-party consents, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act").

        The Company has made information relating to the Offer available online at www.exa.com. The Company has filed this Schedule 14D-9 and Dassault Systèmes, Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

        The foregoing summary and description of the Offer, the Merger and the Merger Agreement are qualified in their entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

        Parent formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, (i) the address of the principal executive office of Dassault Systèmes is 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay Cedex, France, and its telephone number is +33 (0) 1 61 62 61 62, (ii) the address of the principal executive office of Parent is 1301 Atwood Avenue, Suite 101 W, Johnston, RI 02919, and its telephone number is +1 (401) 531-5000, and (iii) the address of the principal executive office of Purchaser is 175 Wyman Street, Waltham, MA 02451, and its telephone number is +1 (781) 810-3000.

        For the reasons described below, the Board supports the Transaction and unanimously recommends that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

        If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Exa's stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Exa, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Exa or its affiliates, on the one hand, and (ii) (x) its executive officers, directors or affiliates or (y) Dassault Systèmes, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

        On September 27, 2017, Parent, Purchaser and Exa entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—"The Merger Agreement" of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase are incorporated herein by reference. The summary and description have been included in this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates.

        The Merger Agreement governs the contractual rights among the Parent, Purchaser and Company in relation to the Offer and the Merger. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Parent, Purchaser and the Company, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Parent, Purchaser and the Company, rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Parent, Purchaser or the Company, and stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Dassault Systèmes, Parent, Purchaser, the Company, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company's other public filings with the SEC.

        The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions thereto contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

        On September 22, 2017, Dassault Systèmes and Exa entered into an exclusivity agreement (the "Exclusivity Agreement"). As a condition to Dassault Systèmes' proceeding immediately to complete its due diligence investigation of Exa and to negotiate definitive agreements concerning the acquisition of Exa, Exa agreed not to—and to instruct its and its subsidiaries' Representatives (as defined in the Exclusivity Agreement), to the extent they are aware of the proposed transaction, not to—directly or indirectly, solicit, initiate, seek, entertain, encourage, continue, facilitate or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations during the Exclusive Period (as defined in the Exclusivity Agreement) with, any party (other than Dassault Systèmes) regarding any acquisition of Exa or other third-party acquisition transaction. Pursuant to the Exclusivity Agreement, the Exclusive Period concluded on October 2, 2017. Exa also agreed that any such discussions or negotiations (other than with Dassault Systèmes) in progress as of the date of the Exclusivity Agreement would be immediately suspended and that in no event would Exa accept or enter into any letter of intent, agreement or commitment, written or oral, concerning any third-party acquisition transaction during the Exclusive Period. The Exclusivity Agreement required Exa to notify Dassault Systèmes promptly, but in any event within 24 hours, after the occurrence of certain events, including receipt of any proposal for any third-party acquisition transaction.

        The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On July 1, 2017, Dassault Systèmes and Exa entered into a confidentiality agreement (the "Confidentiality Agreement"). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Dassault Systèmes agreed that such Evaluation Material will be kept by it and its representatives confidential and will be used solely for the purposes of evaluating, negotiating or advising with respect to a possible transaction involving Exa. The Confidentiality Agreement contains a customary standstill provision with a term of nine months. The obligations for each of the parties under the Confidentiality Agreement will remain in effect for two years after the date of the Confidentiality Agreement, subject to certain exceptions.

        In the Merger Agreement, Parent and Purchaser agreed to be bound by the Confidentiality Agreement as if they were parties to the agreement and that certain information furnished pursuant to the Merger Agreement will be deemed Evaluation Material for purposes of the Confidentiality Agreement.

        The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Exa and its Executive Officers, Directors and Affiliates

        The executive officers of Exa and the members of the Board may have certain interests in the Transaction, including the Offer and the Merger, that may be different from or in addition to those of Exa's stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation," in reaching its decision to approve the Merger Agreement and the Transaction and to recommend that Exa's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        For additional information with respect to the arrangements between Exa and its executive officers, directors and affiliates, reference is made to the following sections of Exa's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2017 (the "2017 Proxy Statement"): "Information About our Board of Directors and Management—Director Compensation," "Information About our Board of Directors and Management—Executive Compensation," "Information About Common Stock Ownership," and "Certain Relationships and Related Party Transactions."

Consideration for Shares Tendered Pursuant to the Offer

        If the executive officers and non-employee directors of Exa who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of Exa. As of October 10, 2017, the executive officers and non-employee directors of Exa beneficially owned, in the aggregate, 1,221,370 Shares (excluding any Shares underlying, or subject to outstanding stock options and other equity awards under Exa's equity plans). The executive officers and non-employee directors of Exa have informed Exa that they intend to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity compensation awards) by them pursuant to the Offer. For a description of the treatment of Company Stock Options and Company RSUs (each as defined below) held by the executive officers and non-employee directors of Exa, see below under the heading "Effect of the Merger on Company Stock Options and Restricted Stock Units."

        The following table sets forth, as of October 10, 2017, the cash consideration that each executive officer and each non-employee director would be entitled to receive in respect of their outstanding Shares (excluding any equity compensation awards) if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Stephen A. Remondi	372,850	$9,041,612
Richard F. Gilbody	34,000	$824,500
Hudong Chen, Ph.D.	160,059	$3,881,430
Joel F. Dube	2,101	$50,949
James Hoch	161,297	$3,911,452
Jean-Paul Roux	177,730	$4,309,953
Suresh Sundaram	6,515	$157,989
Non-Employee Directors
John J. Shields, III	63,290	$1,534,783
John William Poduska	132,066	$3,202,601
Wayne Mackie	86,124	$2,088,507
Robert D. Burke	15,361	$372,504
Mark Fusco	9,977	$241,942

Effect of the Merger on Company Stock Options and Restricted Stock Units

        Company Stock Options.    As of October 10, 2017, the executive officers and non-employee directors of Exa held options to purchase an aggregate of 675,088 Shares under the Exa Corporation 2007 Stock Incentive Plan, the Exa Corporation 2011 Stock Incentive Plan and the Exa Corporation 2017 Stock Incentive Plan (collectively, the "Company Stock Plans") or under an inducement award granted outside the Company Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each option to acquire Shares granted under a Company Stock Plan or as an inducement award outside the Company Plans (each, a "Company Stock Option") that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will become fully vested and exercisable immediately prior to the Effective Time. Each Company Stock Option that is outstanding and unexercised as of the Effective Time and that has an exercise price per Share that is less than the Merger Consideration will be automatically canceled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price per Share of such Company Stock Option, and (ii) the aggregate number of Shares issuable upon exercise of such Company Stock Option, less any required withholding taxes. Each Company Stock Option that is outstanding and unexercised as of the Effective Time and that has an exercise price per Share that is equal to or greater than the Merger Consideration will be canceled effective as of the Effective Time for no consideration.

        The table set forth below provides information regarding the Company Stock Options held by Exa's executive officers and non-employee directors as of October 10, 2017:

Name	Number of Shares Subject to Company Stock Options(1)	Consideration Payable in Respect of Company Stock Options
Executive Officers
Stephen A. Remondi	103,821	$1,236,886
Richard F. Gilbody	152,679	$2,366,331
Hudong Chen, Ph.D.	68,220	$785,195
Joel F. Dube	20,000	$205,400
James Hoch	72,067	$834,706
Jean-Paul Roux	55,063	$651,774
Suresh Sundaram	75,000	$728,250
Non-Employee Directors
John J. Shields, III	—	$—
John William Poduska	41,043	$518,050
Wayne Mackie	56,427	$791,116
Robert D. Burke	15,384	$233,221
Mark Fusco	15,384	$207,838

(1)
This column consists of the number of Shares subject to Company Stock Options that are being cashed out at the Effective Time. Pursuant to the Merger Agreement, each Company Stock Option will be accelerated in full as of the Effective Time. For the treatment of Company Stock Options under the executive officers' employment agreements, please see the descriptions below under the heading "Employment Arrangements with Executive Officers."

        Restricted Stock Units.    As of October 10, 2017, the executive officers and non-employee directors of Exa held an aggregate of 272,265 unvested restricted stock units (each, a "Company RSU"), each granted under the Company Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each Company RSU granted under a Company Stock Plan that is outstanding as of immediately prior to the Effective Time will become fully vested as of the Effective Time, and each Company RSU will be canceled as of the Effective Time in exchange for the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the aggregate number of vested Shares subject to such Company RSU.

        The table set forth below provides information regarding the Company RSUs held by Exa's executive officers and non-employee directors as of October 10, 2017:

Name	Number of Shares Subject to Company RSUs(1)	Consideration Payable in Respect of Company RSUs
Executive Officers
Stephen A. Remondi	70,500	$1,709,625
Richard F. Gilbody	42,000	$1,018,500
Hudong Chen, Ph.D.	33,750	$818,437
Joel F. Dube	7,500	$181,875
James Hoch	33,750	$818,437
Jean-Paul Roux	38,000	$921,500
Suresh Sundaram	20,000	$485,000
Non-Employee Directors
John J. Shields, III	5,353	$129,810
John William Poduska	5,353	$129,810
Wayne Mackie	5,353	$129,810
Robert D. Burke	5,353	$129,810
Mark Fusco	5,353	$129,810

(1)
This column consists of Company RSUs that are being cashed out at the Effective Time. Pursuant to the Merger Agreement, each Company RSU will be accelerated in full as of the Effective Time. For the treatment of Company RSUs under the executive officers' employment agreements, please see the descriptions below under the heading "Employment Arrangements with Executive Officers."

Employment Arrangements with Executive Officers

        Exa has employment agreements with certain of its executive officers, which address, among other things, each executive officer's duties and responsibilities and specify the amounts payable to those executive officers in connection with certain termination or change in control events. Exa's agreement with each of Messrs. Remondi, Gilbody, Chen, Dube, Sundaram and Roux provides that if, within two years after a Change in Control (as defined in the employee agreements), the employment of the executive officer with Exa is terminated, either by the executive officer for Good Reason or involuntarily by Exa without Cause (each as defined in the employee agreements), Exa will pay him a single lump sum amount equal to twelve months of his base salary and the target bonus or commissions for which he is eligible, plus, in the event that he elects COBRA continuation coverage (or, in the case of Mr. Roux, the local equivalent of U.S. COBRA continuation coverage), payment of his COBRA premiums (or local equivalent premiums) on the same cost-sharing basis as during employment. Under the terms of the agreements, the vesting of all time-based equity incentives would, if not accelerated pursuant to the terms of the Merger Agreement, accelerate in full upon the affected individual's termination by Exa without Cause or by him for Good Reason. Under the employment agreements with Messrs. Remondi and Gilbody, the occurrence of a Change in Control would constitute "Good Reason." Exa's agreement with Mr. Hoch provides for a minimum guaranteed one-year severance package if his employment is terminated for any reason other than by Exa for cause or voluntarily by Mr. Hoch.

        The descriptions above are qualified in their entirety by reference to the Employment Agreements between Exa and each of Messrs. Remondi, Gilbody, Chen, Dube and Sundaram, the Work Agreement between Exa and Mr. Roux and the Letter Agreement between Exa and Mr. Hoch, which are filed as Exhibits (e)(18) through (e)(25) to this Schedule 14D-9 and are incorporated herein by reference.

        For more information regarding employment and compensation arrangements between Exa and its executive officers, reference is made to pages 24-29 of the 2017 Proxy Statement (under the heading "Executive Compensation"), which is filed as Exhibit (e)(6) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety. Specific reference is also made to pages 28 and 29 of the 2017 Proxy Statement (under the heading "Information About Our Board of Directors and Management—Executive Compensation—Potential Payments Upon Termination or Change-in-Control") for a discussion of the compensation and benefits provided to each "named executive officer" following certain terminations of employment after a change of control of Exa.

Non-Employee Director Compensation

        For a description of the compensation earned by Exa's non-employee directors, reference is made to pages 19-20 of the 2017 Proxy Statement (under the heading "Information About Our Board of Directors and Management—Director Compensation"), which is filed as Exhibit (e)(8) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety. None of Exa's non-employee directors will have any role with the Surviving Company following the consummation of the Transaction.

Continuing Employees

        Pursuant to the Merger Agreement, the officers of Purchaser immediately prior to the Effective Time, from and after the Effective Time, will be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Company until their respective successors are duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Company.

        The Merger Agreement also provides that, for the 12-month period following the Effective Time, Parent will, or will cause the Surviving Company and its subsidiaries to provide each employee of Exa or any of its subsidiaries, in each case as of the Effective Time (each, a "Continuing Employee"), with a base salary, commissions and annual bonus that are substantially comparable, in the aggregate, to those provided to such Continuing Employee as of immediately prior to the Effective Time and other employee benefits (excluding equity-based compensation) that are substantially comparable, in the aggregate, to those provided to such Continuing Employees immediately prior to the Effective Time or similarly situated employees of Parent or any of its affiliates as of immediately prior to the Effective Time.

        In addition, pursuant to the Merger Agreement, Continuing Employees will receive credit (unless such credit would result in the duplication of any benefit or the funding of any such benefit) for vesting and eligibility purposes under any employee benefit plan, program or arrangement established or maintained by Parent (but not for purposes of benefit accruals under a defined benefit pension plan), the Surviving Company or any of their respective subsidiaries under which each Continuing Employee may be eligible to participate on or after the Effective Time to the same extent recognized by Exa or any of its subsidiaries under a comparable plan immediately prior to the Effective Time. Such plan, program or arrangement will credit each Continuing Employee for service accrued or deemed accrued on or prior to the Effective Time with Exa, any of its subsidiaries and all Affiliates (as defined in the Merger Agreement) where service with the Affiliate was credited under a comparable plan of Exa prior to the Effective Time.

Director and Officer Indemnification and Insurance

        Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. Exa has included in its Amended and Restated Certificate of Incorporation, as amended and in effect as of the date of the Merger Agreement (the "Charter"), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Exa has included in its Amended and Restated By-laws, as in effect as of the date of the Merger Agreement (the "By-laws"), provisions that require Exa to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, Exa will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by Exa.

        Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Company and its subsidiaries will, and Parent will cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of Exa and its subsidiaries under any indemnification agreements between Exa and its subsidiaries and any of their respective present or former directors and officers (collectively, the "Indemnified Parties"). In addition, the certificate of incorporation and by-laws of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Exa's Charter and By-laws, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect in any material respect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Exa or any of its subsidiaries.

        For a period of six years after the Effective Time, the Surviving Company will, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (as defined in the Merger Agreement) (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any of its subsidiaries, occurring on or before the Effective Time. To the fullest extent permitted by law, the Surviving Company will pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification.

        Furthermore, pursuant to the terms of the Merger Agreement, for a period of six years after the Effective Time, Parent will cause the Surviving Company to maintain in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by Exa's directors' and officers' liability insurance policy with coverage in amount and scope at least as favorable, in the aggregate, to such persons as the coverage under Exa's existing directors' and officers' liability insurance policy, but Parent and the Surviving Company will not be required to expend more than an amount per year equal to 250% of the annual premium currently paid by Exa for such coverage. If the annual premium of such insurance coverage exceeds such amount, Parent will cause the Surviving Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At Parent's option, Parent may instead purchase prior to the Effective Time a six-year prepaid "tail policy" covering those persons who are currently covered by Exa's directors' and officers' liability insurance policy. If a prepaid policy has been obtained prior to the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain such policy in full force and effect for its full term, and continue to honor the obligations thereunder.

        The foregoing summary of the indemnification of directors and officers and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the By-laws and the Merger Agreement, which are filed as Exhibits (e)(4) (including (e)(5)), (e)(6) (including (e)(7)) and (e)(1) to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.

Section 16 Matters

        Pursuant to the Merger Agreement, prior to the Acceptance Time (as defined in the Merger Agreement), the Board or an appropriate committee of non-employee directors will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of equity securities of Exa pursuant to the Merger Agreement by any individual who is or will be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be an exempt transaction under Rule 16b-3 promulgated thereunder to the extent permitted by applicable law.

Rule 14d-10(d) Matters

        Prior to the date of the Merger Agreement, the compensation committee of the Board took all steps as may have been required to cause any and all employment compensation, severance and employee benefit agreements and arrangements entered into by Exa or any of its subsidiaries or contemplated by the Merger Agreement with any of their respective officers, directors or employees to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        At a meeting duly called and held on September 27, 2017, after careful consideration and in consultation with the Company's financial and legal advisors, the Board unanimously (i) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transaction, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

        Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that all holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        A copy of the press release, dated September 28, 2017, issued by Exa announcing the Offer is included as Exhibit (a)(1)(F) hereto.

Background of the Offer and the Merger; Reasons for Recommendation

Background of the Offer and the Merger

        The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement. The following does not purport to catalogue every conversation or meeting among representatives of Dassault Systèmes and the Company.

        The Board and members of the Company's senior management periodically review and assess the Company's operations, financial performance and competitive position, as well as industry trends and potential strategic alternatives in order to enhance stockholder value, including, among other things, business combinations, acquisitions, and share repurchases.

        In early September 2014, representatives of a private equity fund (referred to herein as "Party A") had a telephone call with Mr. Jack Shields, the Chairman of the Board, and Mr. Remondi during which Party A expressed an interest in acquiring the Company in a "going-private" transaction. Messrs. Shields and Remondi indicated to the representatives of Party A that the Company was not for sale and that, if Party A had a strong interest in acquiring the Company, it should make a formal proposal in writing so that the Board could evaluate it. No material terms or specific transactions were discussed during the call.

        Later that same month, a significant stockholder of the Company at the time (referred to herein as "Stockholder A") met with Messrs. Shields and Remondi. During the meeting, Stockholder A stated that the Company should initiate a sale process because the Company was undervalued and requested material non-public information about the Company's strategy and plans. Mr. Remondi informed Stockholder A that the Company could not make available material non-public information without entering into a confidentiality agreement.

        On September 22, 2014, the Company received a written acquisition proposal from Party A to purchase the Company for cash in the amount of $14.50 per Share.

        On September 24, 2014, Stockholder A sent a letter to the Board, stating its belief that the Company should pursue a sale of itself and that there were likely multiple large simulation and related software companies that would be interested in acquiring it. In its letter Stockholder A provided its valuation analysis of the Company, which estimated that the Company's value was between $16.00 and $20.00 per Share in the context of an acquisition by a third-party purchaser.

        On September 26, 2014, the Board met and discussed Party A's proposal to purchase the Company for $14.50 per Share. After discussing Party A's offer, the Board determined that such offer was not likely to be attractive to the Company's stockholders and authorized Mr. Remondi to inform Party A that Party A's offer undervalued the Company. During the meeting, the Board also discussed whether it was an appropriate time for the Company to explore a possible sale or whether the Company could create greater value for stockholders by remaining independent and continuing to execute its strategic plan. The Board agreed that it would be advisable to undertake an analysis of the Company's potential value as an independent company and its strategic alternatives.

        In addition, the Board discussed at its September 26, 2014 meeting how to respond to Stockholder A's September 24, 2014 letter. The Board discussed the letter's assertion that multiple parties might have a potential interest in acquiring the Company, including, in particular, the fact that the majority of the parties identified in the letter had passed on the opportunity to acquire the Company at the time of its initial public offering in 2012 and that the Company had received no inbound inquiries from any strategic buyer. Based on such discussion, the Board agreed to respond directly to Stockholder A's letter. Following such meeting, Mr. Remondi subsequently called a representative of Party A to convey the Board's view that Party A's proposed purchase price of $14.50 per Share did not fairly value the Company.

        In October 2014, at the Board's instruction, the Company's management prepared a comprehensive market assessment including a multi-year financial plan. In addition, the Company requested that Stifel, Nicolaus & Company, Incorporated ("Stifel") and another financial advisor provide their views of such assessment and market expectations concerning the Company. On October 29, 2014, both Stifel and such other financial advisor presented to the Board on management's assessment.

        In late November 2014, Party A sent a letter to the Company increasing its offer from $14.50 to $15.50 per Share.

        On December 3, 2014, the Board held a meeting to discuss the revised offer from Party A. The Board reviewed Party A's letter and concluded that the revised offer was not compelling for the reasons discussed at its September 26, 2014 meeting. The Board reiterated its belief that the revised offer continued to undervalue the Company and that it would not be in the best interest of the Company's stockholders to pursue it.

        On October 14, 2015, a strategic buyer and competitor of the Company (referred to herein as "Party B") sent an unsolicited non-binding indication of interest to Mr. Remondi to acquire the Company at a purchase price of $13.00 to $14.00 per Share. Following delivery of such unsolicited non-binding indication of interest, a representative from Party B called Mr. Remondi to request certain information about the Company's operations, financial performance and outlook. Mr. Remondi noted that the Company considered that information to be material non-public information and declined to provide it at that time.

        At a meeting of the Board held on October 15, 2015, the Board discussed Party B's unsolicited non-binding indication of interest. In considering Party B's unsolicited non-binding indication of interest, the Board discussed, among other things, the expectations for the Company's then-current quarter as it related to the Company's business plan and the Company's projected growth. The Board concluded that the offer undervalued the Company and was unattractive to the Company and its stockholders and instructed Mr. Remondi to communicate this position to Party B, which he did in a subsequent telephone call.

        At the same Board meeting, Mr. Remondi reported that a private equity fund (referred to herein as "Party C") contacted him to express an interest in holding discussions with the Company and in making an offer to one of the Company's largest stockholders (referred to herein as "Stockholder B") to purchase Stockholder B's Shares for $12.00 per Share. Party C did not intend to make a direct investment in the Company, but orally inquired whether, if it acquired Stockholder B's position, the Company would consider recommending that a representative of Party C be appointed to the Board. The Board, among other things, discussed the impact the purchase may have on the Company's stock price, the advantages and disadvantages of recommending that a representative of Party C be appointed to the Board, and the fact that any transaction would be negotiated independently between Party C and Stockholder B without input of the Company.

        After an extensive discussion among the directors at that meeting, the Board concluded that the Company should invite Party C to meet with the Board to explain Party C's ideas to work with the Company on strategic initiatives, but not to recommend offering Party C a seat on the Board in the event that it purchased Stockholder B's position. Mr. Remondi was authorized to follow up with Party C, consistent with the Board's discussion.

        Following the discussion of Party C, Mr. Remondi reported that Party A had indicated a desire to resume discussions with the Company but had yet to make any specific proposal. Mr. Shields described a separate call he had recently received from a representative of Party A, which he viewed as exploratory in nature.

        At the end of that meeting, the Board directed Mr. Remondi to obtain advice from an investment bank so that the Board would be prepared for any further developments. Mr. Remondi agreed to follow up with Stifel which had served as the lead underwriter for the Company's initial public offering and had continued to provide advice to the Company since that time.

        On December 2, 2015, the Board held a meeting attended by representatives of Stifel via teleconference. Stifel presented an update on the financial markets and valuations of similar companies in the public market and discussed recent mergers and acquisitions transactions. Following the presentation, Stifel discussed with the Board the Company's financial condition and a range of potential outcomes for the Shares based on the Company's then-current three-year plan based on its ability to achieve such plan.

        In late January 2016, representatives of Dassault Systèmes contacted Mr. Remondi to ask if Mr. Remondi would meet with Mr. Scott Berkey, the Chief Executive Officer of Parent, to discuss a possible business alliance between Dassault Systèmes and the Company.

        On February 4, 2016, Mr. Remondi and another executive of the Company, met with Mr. Berkey and other representatives of Parent and Dassault Systèmes at the Company's headquarters in Burlington, Massachusetts to discuss the two companies' respective businesses and a possible business alliance between them. In 2014, Dassault Systèmes had acquired Realtime Technology AG, a German three-dimensional visualization company, whose technology was and continues to be utilized in the Company's PowerVIZ product. The February 4, 2016 meeting was initiated by Mr. Berkey to explore a broader commercial agreement between the Company and Dassault Systèmes, which he stated had been suggested by key mutual customers of the two companies.

        On March 3, 2016, the Company executed a confidentiality agreement with Party C and held diligence meetings with Party C on or around March 5, 2016.

        On May 23, 2016, Mr. Berkey hosted a meeting in Boston, Massachusetts during which Mr. Remondi met with certain executives of Dassault Systèmes to introduce Mr. Remondi and the Company to such executives. The parties continued to discuss the possible business alliance, including how to further their respective independent market objectives.

        On June 30, 2016, at Mr. Berkey's invitation, Mr. Remondi and another senior executive of the Company attended a meeting at Dassault Systèmes' headquarters in Vélizy-Villacoublay, France, with Messrs. Berkey and Thibault de Tersant, Dassault Systèmes' Chief Financial Officer and Senior Executive Vice President, and several other representatives of Dassault Systèmes. The Dassault Systèmes team conveyed to Mr. Remondi its interest in working more closely together and in potentially acquiring the Company, but specific terms of a potential acquisition were not discussed.

        On October 4, 2016, at the request of a Dassault Systèmes representative, Messrs. Remondi and Richard F. Gilbody, the Chief Financial Officer of the Company, attended a meeting with Messrs. Berkey and de Tersant, at Dassault Systèmes' office in Waltham, Massachusetts. Representatives of Foros Securities LLC, Dassault Systèmes' financial advisors (referred to herein as "Foros"), attended the meeting at Dassault Systèmes' invitation. There were no discussions about a possible acquisition at that time.

        On December 9, 2016, Mr. Berkey and another representative of Dassault Systèmes met with Mr. Remondi at the Company's headquarters to discuss the impending acquisition by Dassault Systèmes of another company and express Dassault Systèmes' commitment to an open platform and partnership with the Company irrespective of the expected acquisition of the other company.

        On December 21, 2016, Mr. Remondi met with Mr. de Tersant at Dassault Systèmes' Waltham, Massachusetts office to further discuss a potential business alliance between Dassault Systèmes and the Company. At that meeting, Mr. de Tersant delivered to Mr. Remondi a written non-binding indication of interest to acquire the Company at a purchase price of $18.50 per Share. Dassault Systèmes also requested exclusivity.

        On December 26, 2016, the Board met and discussed the letter received from Dassault Systèmes on December 21, 2016. An attorney from the Company's outside counsel, Foley Hoag LLP (referred to herein as "Foley Hoag"), discussed with the Board the fiduciary duties of directors of a Delaware corporation in the context of a proposal for a change in control of the Company. Senior management of the Company provided their views of the Company's prospects, including, among other things, the Company's competitive position, the strength of the Company's patent portfolio, and the extent to which additional opportunities existed for further commercialization of the Company's technology. Senior management of the Company also provided the Board with their assessments of the adequacy of the $18.50 per Share price offered by Dassault Systèmes in relation to the then-current trading prices of the Company's common stock, general stock market trends, the prices set forth in indication of interest letters received by the Company during 2015 from Party A and Party B, and the prices paid in recent comparable transactions.

        The Board discussed at length how to respond to the proposal. At the end of that discussion, the Board instructed Mr. Remondi to inform Dassault Systèmes that the Company was not for sale at that time, and that if the Company were for sale, $18.50 per Share would not be an acceptable starting point for a discussion. The Board authorized Mr. Remondi to contact Stifel to request an updated valuation of the Company.

        On January 4, 2017, the Company sent a letter to Dassault Systèmes conveying the position of the Board regarding Dassault Systèmes' proposal.

        On January 5, 2017, Mr. Remondi and Mr. de Tersant spoke by telephone at Mr. de Tersant's request. Mr. de Tersant indicated on that call that he had received the Company's letter and wanted to understand whether the Company would continue to discuss possible strategic options with Dassault Systèmes. Mr. Remondi reiterated to Mr. de Tersant that the Company was not then for sale and that Dassault Systèmes would need to make a compelling offer in order to continue any strategic discussions. Mr. de Tersant stated that Dassault Systèmes would consider the Company's response and decide whether to continue discussions.

        On January 9, 2017, the Board met to discuss the recent events. A representative of Stifel presented an update on Stifel's view of the Company's current valuation, including discussing the current market environment and growth in the Company's revenue and EBITDA performance, during which the Board members asked questions. The Board members also discussed, among other things, management's execution of the Company's business plan, the recurring nature of the Company's revenue from its customers in the automotive industry, the upside potential from entry into new markets, and the risks arising from the overall global environment.

        On February 6, 2017, Mr. Remondi participated in a telephone conversation with Mr. de Tersant, during which Mr. de Tersant informed the Company as a courtesy that Dassault Systèmes was about to send a revised written non-binding indication of interest.

        Later that day, Mr. Remondi received a second unsolicited written non-binding indication of interest from Dassault Systèmes, which reiterated its interest in acquiring the Company and included an increased purchase price of $20.00 per Share, subject to due diligence and certain other conditions. Dassault Systèmes again requested a period of exclusivity.

        On February 17, 2017, the Board met and discussed Dassault Systèmes' February 6, 2017 written non-binding indication of interest. Mr. Remondi reiterated his views regarding the Company's business and financial prospects as previously outlined to the Board. The Board considered the factors it had previously considered in connection Dassault Systèmes' December 21, 2016 written non-binding indication of interest. After a thorough discussion, the Board unanimously agreed that the offer was unacceptable and not in the best interest of the Company or its stockholders and agreed that the Company should reject the revised offer. The Board also discussed other parties that might be interested in acquiring the Company if it were for sale or in making an investment in the Company.

        On February 20, 2017, Mr. Remondi sent a letter dated February 17, 2017 to Mr. de Tersant indicating that the Company was not for sale at that time.

        On February 24, 2017, Mr. de Tersant responded to Mr. Remondi, indicating that he continued to see the benefit in Dassault Systèmes acquiring the Company on the terms set forth in Dassault Systèmes' February 6, 2017 offer and stating that Dassault Systèmes no longer required exclusivity. Dassault Systèmes also indicated that it was prepared to proceed on an expedited timeline.

        On March 2, 2017, Mr. Remondi accepted an invitation from a representative of Party B for dinner. Mr. Remondi and the representative discussed a possible commercial collaboration between Party B and the Company.

        On March 3, 2017, Mr. Remondi received an email from Mr. de Tersant asking for a response by the Company to Dassault Systèmes' February 24, 2017 letter.

        On March 16, 2017, the Company issued its earnings release for the fourth quarter of fiscal year 2017 and held its normal quarterly earnings call. By this time, the Company's management had come to believe that the results of the 2016 presidential election and the ensuing actual and anticipated changes in federal regulatory, trade and tax policy, including reduced environmental regulation, the anticipated relaxation of federal fuel efficiency standards, a border adjustment tax and renegotiation of NAFTA, were adversely affecting demand for the Company's products and services, resulting in delayed purchasing decisions and lower customer bookings. The Company's financial guidance for fiscal year 2018, issued in connection with the earnings announcement, reflected these trends, anticipating total revenue in the range of $75 million to $80 million, significantly lower than the Company's previous internal forecast and reflecting a rate of year-over-year revenue growth less than was then expected by the market based on the directional guidance that had previously been provided by the Company.

        On March 23, 2017, the Board received a letter from an investment fund that was a stockholder of the Company (referred to as "Stockholder C") advocating for a stock buyback by the Company.

        On March 27, 2017, Mr. Remondi spoke to Mr. de Tersant by telephone. During that call, Mr. Remondi conveyed to Mr. de Tersant the feedback from the Board that Dassault Systèmes' letter dated February 24, 2017 contained no new information that would justify a different response from the Board.

        At the April 5, 2017 Board meeting, Mr. Remondi presented an update on the Company's first quarter and the fiscal year 2018 forecast and guidance, and market reaction to the Company's March 16, 2017 earnings call. Mr. Remondi indicated that management had reset its revenue forecast for the full 2018 fiscal year to $75.0 million to $80.0 million due to a slowdown in customer purchases. The Board discussed the reasons for this development, and its implications for the balance of the year and for the five-year plan. Messrs. Remondi and Gilbody also stated that following the earnings announcement they had discussed this development with certain major investors. At the request of the Board, Mr. Gilbody undertook to recast the valuation model presented by Stifel at the January Board meeting.

        The Board also discussed the letter that had been received from Stockholder C. Mr. Remondi commented that other major stockholders were not supportive of a stock buyback. After discussion, the Board decided not to pursue a stock buyback, concluding that such a buyback would not affect the fundamentals of the business, would not be likely to have a significant, lasting effect on the stock price if implemented on the scale proposed, could preclude other productive uses of cash, such as acquisitions, and would likely be seen as a negative signal to the market concerning the Board's confidence in the Company's growth prospects.

        Finally, Mr. Remondi provided an update on the status of the acquisition proposal from Dassault Systèmes. Mr. Remondi reported that Dassault Systèmes was no longer interested in any partnership relationship with the Company. After discussion, the Board agreed that management should present a revised long-range plan at the next Board meeting in May in preparation for an in-depth discussion of the Company's strategy and whether any change in the Board's response to Dassault Systèmes was appropriate.

        By letter dated April 20, 2017, Dassault Systèmes submitted a written non-binding indication of interest to the Board reaffirming its interest in acquiring the Company for $20.00 per Share and requested that the Company respond to Dassault Systèmes by May 4, 2017.

        On May 17, 2017, the Board met to discuss the Company's long-term strategy to create stockholder value and consider whether a potential sale of the Company would be in the best interest of the Company's stockholders. The Board discussed several alternative courses that the Company might pursue, including, among other things: responding to Dassault Systèmes that the Company was not interested in discussing an acquisition at this time; conducting, with the assistance of a financial advisor, a broad sale process in which Dassault Systèmes would be invited to participate; and reaching out to a more targeted group of potential buyers (including Dassault Systèmes), with the assistance of a financial advisor, to assess the price that may be available to the Company's stockholders from those potential buyers after they are educated about the Company's business and prospects. After a lengthy discussion, the Board determined that the Company should pursue the last alternative because it believed that the universe of possible buyers was well known and a targeted approach would be the most effective, efficient and least disruptive process. The Board instructed Mr. Remondi to invite Stifel and another investment bank to make presentations to the Board to enable the Board to assess each bank's capabilities and qualifications.

        On May 22, 2017, Mr. Remondi called Mr. de Tersant to inform him that the Board was still considering Dassault Systèmes' April 20, 2017 written non-binding indication of interest.

        On May 23, 2017, at a Board meeting, Stifel and the other investment bank each made a presentation to the Board regarding its potential engagement as the Company's financial advisor in connection with a potential sale of the Company. The Board agreed that Mr. Remondi would obtain information about the potential financial arrangements with each firm. At the meeting, Mr. Fusco, a member of the Board, reported that he had received a call from a representative of Foros, reiterating Dassault Systèmes' interest in consummating a transaction at $20.00 per Share and expressing frustration at the Company's response.

        On June 5, 2017, the Board authorized management to negotiate arrangements under which Stifel would be engaged as the Company's exclusive financial advisor in connection with a potential strategic transaction involving the Company. The Board selected Stifel as the Company's financial advisor based on, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the software sector and in providing strategic advisory services in general, and Stifel's familiarity with the Company and its business.

        On the same day, Mr. de Tersant sent Mr. Remondi an email inquiring about the status of Dassault Systèmes' April 20, 2017 written non-binding indication of interest.

        In response, on June 6, 2017, Mr. Remondi informed Mr. de Tersant by email that the Company had hired Stifel as its financial advisor.

        On June 15, 2017, during a Board meeting, representatives of Stifel made a presentation to the Board outlining possible auction process considerations and potential parties of interest. After consideration of numerous factors, including the industry, size and strategic profile of potential buyers and the ability of such potential buyers to finance and consummate a transaction, the Board instructed Stifel to contact eight potential strategic buyers and six financial buyers, which group of buyers was to be confirmed with the Company's management team at a subsequent organizational meeting.

        On June 19, 2017, the Company executed an engagement letter with Stifel, and representatives of Stifel met with members of the Company's senior management to confirm the list of potential bidders that Stifel was authorized to contact. Thereafter, the Company initially authorized Stifel to reach out to approximately fifteen potential bidders, including Dassault Systèmes. Ultimately, the Stifel outreach included all the companies that had been identified in the September 24, 2014 letter from Stockholder A as potential strategic buyers, except for one that the Board considered after discussion would be unlikely to be interested in acquiring the Company.

        On or about June 21, 2017, representatives of Stifel called representatives of Foros to introduce Stifel as the Company's financial advisor and to describe the process by which information regarding the Company would be communicated to Dassault Systèmes and Foros.

        On June 22, 2017, a representative of Stifel sent a form of confidentiality agreement to representatives of Foros and, for the following week, the Company, with its advisors, negotiated the terms of that agreement.

        Between June 26 and June 28, 2017, Stifel contacted the eight potential strategic buyers, including Party B, consistent with its prior conversations with the Board and the Company's management team.

        On July 1, 2017, Dassault Systèmes signed a confidentiality agreement with the Company.

        On July 5, 2017, representatives of Dassault Systèmes were granted access to the Company's electronic data room, which contained copies of customary diligence materials. That same day, one of the potential strategic buyers that Stifel had contacted in connection with a possible sale of the Company, declined to participate in the process. On the same day, a second potential strategic buyer (referred to herein as "Party D") signed a confidentiality agreement with the Company.

        On July 6, 2017, a third potential strategic buyer that Stifel had contacted in connection with a possible sale of the Company declined to participate in the process.

        On July 6 and 7, 2017, representatives of the Company, including Messrs. Remondi and Gilbody, accompanied by representatives of Stifel, met in Boston with representatives of Dassault Systèmes to provide additional information regarding the Company, its operations and its long-term business plans. The Company provided an overview of its technology, solutions, vertical markets, financials and organization, among other things.

        Between July 11 and July 14, 2017, Stifel contacted the six financial buyers, including Party C, consistent with its prior conversations with the Board and the Company's management team. These did not include Party A.

        On July 11, 2017, Stifel contacted three additional potential financial buyers, all of which expressed interest in participating in the Company's process. Stifel contacted a fourth additional potential financial buyer, which indicated that that it was not interested in participating in the process.

        On July 12, 2017, Stifel contacted Party A about the possible sale of the Company to gauge its interest, and Party A indicated that it remained interested.

        On July 13, 2017, Party C declined to move forward in the process. On the same day, Party A executed a confidentiality agreement with the Company. This agreement was on substantially the same terms as the confidentiality agreement the Company had earlier entered into with Dassault. Both such agreements, and all other confidentiality agreements entered into by other bidders in connection with the auction process, included a clause whereby the standstill covenants in such agreements would cease to apply in the event that the Company entered into a definitive agreement.

        On July 14, 2017, Dassault Systèmes sent Mr. Remondi a revised written non-binding indication of interest to acquire the Company at a purchase price of $20.25 per Share in cash. That same day, Party B signed a confidentiality agreement with the Company and received access to the Company's data room. Also on July 14, 2017, one of the remaining financial buyers (referred to herein as "Party E") signed a confidentiality agreement with the Company and another, new potential financial buyer was contacted by Stifel (referred to herein as "Party F").

        At a Board meeting on July 17, 2017, Stifel reported on the progress of the auction process meetings. The representatives of Stifel discussed the status of its outreach to potential buyers, the Dassault Systèmes' July 14, 2017 written non-binding indication of interest, the recent series of discussions and correspondence with Dassault Systèmes, and the status of the due diligence process being conducted by Dassault Systèmes and the other bidders, stating that management was in the process of setting up meetings with a number of other parties that were interested in pursuing discussions with the Company. The Board determined to continue discussions with all the potential acquirors that had expressed an interest in the process and to inform Dassault Systèmes of this decision.

        Later that day, representatives of Stifel called representatives of Foros to convey the Board's decision. Party E was also granted access to the Company's data room that day.

        On July 19, 2017, representatives of Foros called representatives of Stifel to discuss the possibility of progressing the due diligence process and beginning to negotiate a definitive merger agreement, which they proposed should be based upon a form of merger agreement provided by Foros, on behalf of Dassault Systèmes.

        On July 19, 2017, representatives of the Company, accompanied by representatives of Stifel, met with representatives of Party B. That same day, two other of the previously contacted potential financial buyers (referred to herein as "Party G" and "Party H", respectively) signed confidentiality agreements with the Company.

        On July 20, 2017, Party A and Party H were granted access to the data room. Members of the Company's management provided a presentation on the Company to representatives of Party A at the Company's offices. Representatives of Stifel were present at the presentation. That same day, Party F indicated that it was withdrawing from the process due to the size and growth profile of the Company's business.

        On July 21, 2017, one of the potential financial buyers withdrew from the process, citing its inability to offer a bid price above the high teens.

        On or about July 24, 2017, representatives of Foros indicated to Stifel that it would like to schedule a diligence meeting regarding the Company's research and development activities and would further like to engage in conversations about the form of merger agreement provided by Foros, on behalf of Dassault Systèmes. Stifel informed Foros that Dassault Systèmes would need to conform to the process applicable to all parties, as would be outlined in an instruction letter that would be sent by Stifel to all active bidders. At the request of Dassault Systèmes, the Company provided access to the data room to certain of Dassault Systèmes' advisors. On the same day, Party B sent a diligence request list to the Company, and Stifel made initial outreach to representatives of another potential financial buyer (referred to herein as "Party I").

        That same day, at the request of Dassault Systèmes, an attorney from Shearman & Sterling LLP, Dassault Systèmes' outside legal counsel (referred to herein as "Shearman & Sterling"), contacted an attorney at Foley Hoag to inquire about process. Foley Hoag advised Shearman & Sterling that Stifel was running the auction process and that Dassault Systèmes should follow that process and be in touch with Stifel with any questions.

        Between July 26, 2017 and July 28, 2017, representatives of the Company and Stifel met with, or participated in calls with, representatives from multiple potential buyers, including Party B, Party G and Party H.

        On July 27, 2017, Stifel contacted another potential financial buyer (referred to herein as "Party J") about participating in the sale process. The following day Party J signed a confidentiality agreement with the Company.

        That same day, representative of Foros called representatives of Stifel to communicate that Dassault Systèmes intended to discontinue conversations with the Company.

        On July 29, 2017, Party A informed Stifel that it was withdrawing from the process because it was not interested in the Company's business plan.

        On August 1, 2017, Party H indicated to Stifel that it was interested in learning more about the Company. That same day, Stifel had a diligence call with Party J. In addition, Party E indicated to Stifel that it was withdrawing from the process because it was unable to offer a purchase price higher than the mid-teens.

        On August 2, 2017, Party J was granted access to the Company's data room.

        On August 7, 2017, Party D was granted access to the data room and participated in a meeting with representatives of the Company's management and Stifel. On the same day, Party I executed a confidentiality agreement with the Company.

        On August 8, 2017, Party I was granted access to the Company's data room.

        On August 8 and 9, 2017, Stifel sent bid instruction letters to each of the remaining interested bidders, including Dassault Systèmes. The bid instruction letter included an August 18, 2017 deadline for the submission of indications of interest.

        On August 10, 2017, the Company and Stifel participated in a follow-up call with Party J.

        The following day, Stifel had a discussion with Party B about second quarter results of the Company. On the same day, Party G indicated that it would not pursue an acquisition of the Company because it did not see synergies between its existing business and that of the Company.

        On August 14, 2017, at a meeting of the Board, representatives of Stifel reported on the results of the sale process, reviewing the bidders that had expressed an interest in continuing the process and those bidders that had declined further participation, and in each case the factors that appeared to influence their decisions. Stifel reported that it had informed the four remaining interested bidders of the August 18, 2017 bid deadline.

        On August 17, 2017, representatives of the Company and Stifel participated in another call with Party J. That day, Party I also indicated to Stifel that it could not offer a price beyond the mid-teens and, for that reason, was withdrawing from the process.

        On August 18, 2017, the Company received a written acquisition proposal from Party D to purchase the Company for cash in the amount of $18.385 per Share. That same day, Dassault Systèmes resubmitted its July 14, 2017 written non-binding indication of interest to acquire the Company at a purchase price of $20.25 per Share.

        On August 21, 2017, the Company received a written acquisition proposal from Party J to purchase the Company for cash in the amount of $18.40 per Share.

        On August 22, 2017, the Company received a written acquisition proposal from Party B to purchase the Company for cash in the amount of $20.00 per Share.

        On August 24, 2017, the Board met to consider the proposals from Party B, Party D, Party J and Dassault Systèmes. The Board discussed the potential impact on the Company's valuation of its early-stage oil and gas and cardiovascular fractional flow reserve CT products, and Stifel commented on the limited value attributed to those new products by the interested companies due to their early stage of commercialization. The Board discussed the Stifel presentation on the Company's business prospects, and the potential for increases in the Company's stock price over the next two years. The Board discussed their views with respect to a potential transaction and the terms thereof. The Board agreed that Stifel should continue discussions with all of the interested parties.

        On August 25, 2017, Stifel contacted the four bidders that submitted a proposal and communicated that additional diligence would be allowed, including an update on the quarter and the second half of fiscal year 2018 and a discussion of the potential of new market opportunities for the Company, and that the Company would accommodate additional business diligence to enable each bidder to increase its proposal.

        Between August 26 and 28, 2017, representatives from Foros on behalf of Dassault Systèmes, and representatives from each of Party B, Party D and Party J indicated to Stifel that they would be interested in continuing their participation in the process.

        On August 30, 2017, Stifel had a call with each of Party B and Party D to discuss the Company's financials. Later that day, representatives of Party J met with senior management of the Company at the Company's headquarters to discuss Party J's due diligence questions, including the Company's financials, technology and competitive differentiation.

        On August 31, 2017, senior members of management of the Company participated in two calls with Party B to discuss diligence matters.

        On September 5 and 6, 2017, members of the Company's management held a series of management meetings with Party J and Dassault Systèmes, separately, about diligence matters. Representatives of Stifel were present at the meetings.

        On September 6, 2017, there were additional calls between representatives of the Company and Stifel and Party B to discuss human resources and technology matters.

        On September 7, 2017, representatives of the Company and Stifel met again with representatives of Party J to discuss the business of the Company.

        On September 8, 2017, Mr. Remondi and a representative of Party B spoke by telephone. The representative of Party B expressed his appreciation for what the Company had built and reiterated his desire that Party B acquire the Company.

        On September 12, 2017, Stifel sent out instructions for a revised bid to each of the four remaining parties, Dassault Systèmes, Party B, Party D and Party J, and highlighted that a form of merger agreement would be posted to the Company's data room the following day. Stifel instructed each party to submit proposals for certain economic terms of the draft merger agreement, including the proposed timing and structure of a transaction and any associated termination fees. Stifel asked for revised proposals by September 18, 2017.

        On September 13, 2017, Stifel posted the form of merger agreement to the Company's data room.

        On September 14, 2017, a new potential strategic buyer signed a confidentiality agreement with the Company; however, that party did not move forward in the process after signing the confidentiality agreement.

        On September 18, 2017, Party B submitted a letter of intent to purchase the Company for cash in the amount of $21.25 per Share, accompanied by a mark-up of the form of merger agreement. Party B indicated in its letter of intent that it could complete its diligence by September 26, 2017 and requested exclusivity. That same day, Party J submitted a bid to purchase the Company for cash in the amount of $18.40 per Share. In addition, representatives from Party D called Stifel and indicated that it could not raise its prior bid and that Party D was therefore withdrawing.

        By letter dated September 19, 2017, Dassault Systèmes sent a revised written non-binding indication of interest to purchase the Company for cash in the amount of $21.25 per Share, which included a summary of certain material issues raised by the Company's draft merger agreement.

        Later that day, a representative of Foros, on behalf of Dassault Systèmes, and a representative of Party B's financial advisor each called Stifel for initial feedback on their respective client's proposals. Stifel stated to each that exclusivity could not be granted at its current price and that neither party had differentiated itself from other interested parties. Party B's financial advisor indicated that Party B could be in a position to raise its price, and asked if a decision would be made by the Board based on current proposals. Stifel indicated that Party B would have another opportunity to bid. In communicating with Foros, Stifel informed Foros that another party indicated that it could move more quickly than Dassault Systèmes, had submitted a detailed mark-up of the merger agreement, and had proposed a lower termination fee than that requested by Dassault Systèmes.

        During the morning of September 20, 2017, representatives of Foros called representatives of Stifel to inform them that Dassault Systèmes would be submitting a new written non-binding indication of interest. During this telephone call, the representatives of Stifel informed the representatives of Foros that the Board planned to meet during the morning of September 21, 2017 to review the indications of interest submitted by Dassault Systèmes and other bidders. Later that day, Dassault Systèmes submitted a further revised written non-binding indication of interest to acquire the Company at $22.25 per Share, accompanied by a detailed mark-up of the Company's form of merger agreement.

        During the morning of September 21, 2017, both representatives of Foros, on behalf of Dassault Systèmes, and Party B called representatives of Stifel and asked for further guidance. Stifel told representatives of both potential buyers that they should submit their best and final offers in the next round because no additional bidding would take place.

        On September 21, 2017, the Board met and representatives of Stifel reviewed the meetings and communications that had occurred with the four interested bidders since the last Board meeting, stating that there were two competitive bids, from Dassault Systèmes and Party B, at $22.25 and $21.25 per Share, respectively. Of the other parties still in the process as of the last Board meeting, Party J had reiterated a bid at a price less than $20.00 per Share and Party D had withdrawn from the process. Stifel noted that Party B's mark-up of the merger agreement was more favorable to the Company's stockholders in certain respects, particularly with respect to the allocation of regulatory risk and matters related to the certainty of closing. The Board then had an extensive discussion of next steps in the process that could maximize the sale price for the Company's stockholders. The Board authorized Stifel to report back to Dassault Systèmes and Party B and invite each to submit its best and final offer by 1:00 p.m. on Friday, September 22, 2017. It was also agreed that Mr. Remondi would contact the principal contact person for each of the two remaining bidders and deliver a consistent message stating that the process was at its end and encouraging each of the bidders to make the highest offer it could.

        Later in the day on September 21, 2017, Stifel again communicated to each of Dassault Systèmes and Party B that its best and final bid was requested by 1:00 pm the following afternoon on September 22, 2017. Stifel communicated to each bidder that there would be no further bidding. Also on that date, a representative of Foley Hoag communicated to Dassault Systèmes' counsel the Board's concern regarding Dassault Systèmes' positions regarding regulatory risk and closing conditions. Stifel also made available to both interested bidders a form of exclusivity agreement that the Company would be prepared to enter into should that bidder be the winning bidder. Additionally, Mr. Remondi spoke with a representative at Party B and reiterated to him that the process was very competitive.

        On September 22, 2017, Dassault Systèmes submitted a revised bid to purchase the Company for cash in the amount of $24.25 per Share and Party B submitted a revised bid with a purchase price of $23.07 per Share. Each bid was conditional on the Company promptly entering into an exclusivity agreement with the bidder. Dassault Systèmes' response stated that Dassault Systèmes had completed its due diligence and would require no further diligence, whereas Party B's bid identified a number of diligence activities to be completed. Dassault Systèmes also submitted a revised mark-up of the merger agreement that materially improved the terms related to regulatory risk and closing certainty. On the same day, representatives of Foley Hoag and Shearman & Sterling negotiated the terms of an exclusivity agreement potentially to be entered into between the Company and Dassault Systèmes, based upon the form that had been provided to both parties.

        Later that day, the Board had a meeting to discuss the bids from the two remaining potential buyers. The Board extensively discussed the price and terms of the two bids. Mr. Remondi discussed his telephone calls with representatives of both Party B and Dassault Systèmes. Attorneys from Foley Hoag then reviewed the Board's fiduciary obligations in connection with a potential sale.

        The representatives of Stifel reported that they believed that the current bids were final bids. The Board discussed the possibility of inviting Party B to rebid, and concluded that the low probability that Party B could or would top Dassault Systèmes' bid did not justify the risk that further delay in the process might cause Dassault Systèmes to withdraw its bid. The Board also noted that Party B's bid was subject to additional due diligence, whereas Dassault Systèmes' bid was not, and that Dassault Systèmes was proposing to execute and announce a deal by September 25, 2017. The Board also concluded that to reject Dassault Systèmes' final bid and ask it to bid higher would create an unacceptable risk that Dassault Systèmes would withdraw from the process entirely.

        The Board then authorized management to enter into an exclusivity agreement with Dassault Systèmes in the form presented to the meeting and to negotiate the final terms of a merger agreement between Dassault Systèmes and the Company at a purchase price of $24.25 per Share.

        On September 22, 2017, the Company entered in an exclusivity agreement with Dassault Systèmes, providing for a period of exclusive negotiations until October 2, 2017, subject to extension to October 5, 2017 under certain circumstances.

        Between September 22 and 27, 2017, representatives of Foley Hoag and Shearman & Sterling negotiated various issues in the merger agreement and related documentation, including the disclosure schedules to the merger agreement.

        In the afternoon of September 27, 2017, the Board met to discuss the merger agreement and the transactions contemplated thereby. Representatives of Stifel presented to the Board its financial analysis of Dassault Systèmes' proposal of $24.25 per Share. Following the presentation, Stifel rendered its oral opinion to the Board, which was subsequently confirmed in a written opinion dated September 27, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion of Stifel, the consideration to be paid to the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such holders (a copy of the written opinion of Stifel is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor" of this Schedule 14D-9 for a more detailed description of the financial analyses and the opinion rendered by Stifel to the Board.

        Representatives of Foley Hoag then again reviewed with the Board the fiduciary duties of the directors under Delaware law. Following that discussion, Foley Hoag provided the Board with an overview of the merger agreement following final negotiations with Shearman & Sterling, including the principal terms of the merger agreement that would be executed in connection with the proposed transaction, the structure of the proposed transaction, the consideration that would be paid to the Company's stockholders in the tender offer and the subsequent merger, the representations and warranties that would be made by the Company in the definitive merger agreement, the conduct of business covenant that would be applicable between signing and closing of the proposed transaction, required regulatory approvals, and the circumstances under which a termination fee or a reverse termination fee would be paid in the event of a termination of the merger agreement by either party. Foley Hoag noted that Dassault Systèmes had been unwilling to agree to any reduction in the proposed $12 million termination fee but had accepted a number of other modifications favorable to the Company's stockholders.

        After careful deliberation, the Board unanimously (i) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transaction, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

        Later in the day on September 27, 2017, Parent, Purchaser and the Company executed the Merger Agreement.

        Prior to the opening of U.S. stock markets on September 28, 2017, the Company issued a press release publicly announcing the execution of the Merger Agreement.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transaction, the Board consulted with the Company's senior management team, Foley Hoag and Stifel and, in reaching its determination to unanimously recommend that Company stockholders accept the Offer and tender their Shares, the Board relied upon and considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):

Financial Terms; Certainty of Value

  •
  The Board's belief that the Offer Price represents full and fair value for the Shares, taking into account the Board's familiarity with the Company's current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company's future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company.

  •
  The Board's belief that the Offer Price represents the best value reasonably attainable by the Company's stockholders and is therefore more favorable to the Company's stockholders than the other strategic alternatives reasonably available to the Company, including continuing to operate as an independent company and growing its business through internal growth and potential acquisitions, which belief was formed based on the Board's view of the risks associated with the various alternatives.

  •
  The Board's assessment of the strategic alternatives available to the Company to create additional stockholder value, including an evaluation of the prospective time frame and operating and market risks associated with undertaking acquisitions or other significant capital investments, activities not previously undertaken by the Company and with which it had no experience.

  •
  The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company's stockholders and does not expose them to any future risks related to the business or the financial markets generally.

  •
  The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents:

  •
  a premium of approximately 43% over the $16.96 per Share closing sale price as of September 27, 2017, the last full trading day before public announcement of the execution of the Merger Agreement;

  •
  a premium of approximately 43% over the all-time highest trading price prior to public announcement of the execution of the Merger Agreement of $17.00 per Share; and

  •
  a price significantly higher than that ever offered by any other party in a formal or informal acquisition proposal.

  •
  The oral opinion of Stifel delivered to the Board on September 27, 2017, which was subsequently confirmed in writing on September 27, 2017, that as of the date delivered, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Stifel as set forth in the written opinion, the $24.25 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor."

Prospects of the Company

  •
  The Company's current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company's long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Company's common stock, including risks related to:

  •
  The general business environment for providers of visualization and simulation software;

  •
  Changes in the software industry;

  •
  Changes in environmental regulations in the U.S. and elsewhere, particularly in regard to fuel efficiency and emissions requirements applicable to the ground transportation industry, which may materially affect demand for the Company's products and services;

  •
  The Board's belief, based on the Company's experience in the ground transportation industry, that expansion into new industries and applications for the Company's technology as envisioned in the Company's strategic plan requires significant capital investment and entails substantial risk;

  •
  The U.S. and global economy and general stock market conditions and volatility;

  •
  The other risks and uncertainties identified in the Company's filings with the SEC, including its Annual Report on Form 10-K for the year ended January 31, 2017; and

  •
  The Board's belief, after consideration of the factors described above, that the completion of the Offer and the consummation of the Transaction represent the Company's best reasonably available alternative for maximizing stockholder value.

Sale Process

  •
  The fact that the Board, through its financial advisor, actively sought proposals from numerous third parties that were logical potential buyers, as more fully described above under the heading "Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation," including strategic buyers and financial sponsors:

  •
  Representatives of the Company's financial advisor communicated with a total of eighteen parties in an effort to obtain the best value reasonably available to stockholders;

  •
  The Company, in coordination with its financial advisor, obtained preliminary indications of interest from ten parties (including five strategic parties and five financial sponsors), of which nine were provided diligence materials;

  •
  Of these parties that were solicited, the Company received preliminary indications of interest from eight parties, of which the four proposing the highest value and level of interest continued into the second round of the sale process;

  •
  Of the parties that proceeded into the second round of the sale process, each of Dassault Systèmes and Party B submitted complete bid packages, including a mark-up of the Merger Agreement;

  •
  The fact that, following requests for "best and final" bids from the remaining bidders, the "best and final" bids returned by the two remaining bidders did not result in any proposals to acquire the Company at a price higher than $24.25; and

  •
  The fact that, through negotiations, the Company was able to increase Dassault Systèmes' final bid to $24.25 per Share from its initial proposal of $18.50 per Share and the Board's belief that, based on negotiations and discussions with Dassault Systèmes and the other bidders, the Offer Price represented the highest price Dassault Systèmes or any of the other bidders were willing to pay.

Speed and Likelihood of Consummation

  •
  The anticipated timing of the consummation of the Transaction, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL in which holders of Shares who do not validly exercise appraisal rights will receive the same consideration received by those holders of Shares who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company's business would be subject to the potential uncertainty of closing and related distraction.

  •
  The business reputation and capabilities of Dassault Systèmes and its management.

  •
  The fact that Dassault Systèmes has adequate cash on hand to fund the Transaction without the need for any third-party financing.

  •
  The fact that Parent and Purchaser's obligation to complete the Transaction is not conditioned on Parent or Purchaser obtaining financing.

  •
  The fact that, pursuant to the terms of the Merger Agreement, if Parent and Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company a termination fee equal to $24 million (the "Parent Termination Fee").

Terms of the Merger Agreement

  •
  The Board considered the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the Merger Consideration and the structure of the termination rights, including:

  •
  That the terms of the Merger Agreement were the products of arms'-length negotiations between two sophisticated parties and their respective legal advisors and the Company's financial advisor.

  •
  That the "fiduciary out" provisions of the Merger Agreement, subject to the terms and conditions thereof, permit the Company to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $12 million termination fee, terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal.

  •
  The Board's belief that the $12 million termination fee payable by the Company upon its termination of the Merger Agreement to enter into an agreement with respect to a superior proposal is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and would not preclude another party from making a competing proposal.

  •
  That Purchaser's obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions (which conditions did not include a financing condition or a due diligence condition), and the Board's belief, in consultation with senior management of the Company and legal advisors, that the Transaction is reasonably likely to be consummated.

  •
  That Purchaser is obligated to extend the Offer (but not past termination of the Merger Agreement pursuant to its terms or April 27, 2018) for any periods required by applicable law, for successive extension periods of ten business days each if the Board has not changed its recommendation of the Transaction and any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser), and for up to two periods of ten business days each upon written request of the Company if at any scheduled expiration of the Offer the only offer condition not satisfied is the Minimum Condition, and Parent or Purchaser is not otherwise obligated to extend the Offer.

  •
  The fact that holders of Shares who do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to appraisal rights in connection with the Merger.

        The Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

  •
  No Stockholder Participation in Future Growth or Earnings.  The fact that the Company's public stockholders will cease to participate in the Company's future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from potential synergies with Dassault Systèmes resulting from the Transaction.

  •
  Termination by Parent.  The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company breaches or fails to perform its obligations under the Merger Agreement in any material respect, and such breach or failure is not cured within thirty days.

  •
  Termination Fee.  The possibility that, although the Board conducted an active competitive process, the termination fee of $12 million payable by the Company to Parent under certain circumstances set forth in the Merger Agreement may deter third parties that might be interested in exploring an acquisition of the Company.

  •
  Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The possibility that the Transaction might not be consummated, and the risks and costs to the Company in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer relationships, stock price and ability to attract and retain key management personnel and employees.

  •
  Monetary and Opportunity Costs.  The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to the Company's operations.

  •
  Effects of Transaction Announcement.  The possible disruption to the Company's business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company's management, as well as the likelihood of litigation in connection with the Merger.

  •
  Closing Conditions.  The fact that completion of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within the Company's control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on the Company shall have occurred.

  •
  Taxable Consideration.  The fact that any gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

  •
  Interim Restrictions on Business Pending the Completion of the Offer.  The fact that the Merger Agreement contains restrictions on the conduct of the Company's business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions (other than in the ordinary course) related to the conduct of its business without the prior written consent of Parent, which may delay or prevent the Company from responding to changing market and business conditions.

  •
  No Solicitation.  The fact that the Merger Agreement, subject to certain exceptions, places limitations on the ability of the Company to solicit, initiate, facilitate or encourage any inquiries or the submission of any proposal to acquire the Company, or to engage in, continue to or otherwise participate in any discussions or negotiations with any persons regarding any acquisition proposal, or furnish any non-public information in connection with, or for the purpose of initiating, facilitating or encouraging, any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, any acquisition proposal.

  •
  Potential Conflicts of Interest.  The fact that some of the directors and executive officers of the Company may have interests in the Transaction, more fully described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Exa and its Executive Officers, Directors and Affiliates," that differ from the interests of the Company's stockholders generally.

  •
  Remedies.  The fact that the Company's monetary remedy in connection with a breach of the Merger Agreement by Parent or Purchaser is limited to the Parent Termination Fee (except in the case of fraud or certain intentional breaches, as further described in the Merger Agreement)

    and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but rather includes the principal material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the Transaction. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company's senior management and legal and financial advisors. The Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, each member of the Board and each executive officer of the Company has advised the Company that his intention is to tender all Shares, if any, beneficially owned (excluding any Shares (i) as to which such holder does not have discretionary authority to sell or direct the sale and (ii) underlying, or subject to outstanding stock options or other equity awards under Exa's equity plans) by him pursuant to the Offer.

Financial Analyses and Opinion

Opinion of the Company's Financial Advisor

        The Company engaged Stifel to act as financial advisor to the Company in connection with the Transaction. As part of that engagement, the Board requested Stifel's opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, of the transaction consideration to be received by such holders for their Shares pursuant to the Merger Agreement (the "Transaction Consideration"). At a meeting of the Board held on September 27, 2017, Stifel delivered to the Board its oral opinion, which opinion was confirmed by the delivery of a written opinion, dated September 27, 2017 (the "Opinion"), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Transaction Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, was fair, from a financial point of view, to such holders.

        The full text of the Opinion is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference. The summary of the Opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Holders of Shares are encouraged to read the Opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stifel in connection with the Opinion. The Opinion was provided for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction and was only one of many factors considered by the Board in its evaluation of the Transaction. The Opinion addresses only the fairness, from a financial point of view and as of the date of the Opinion, of the per share Transaction Consideration to be received by holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares) in the Transaction.

        The Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the software sector and in providing strategic advisory services in general, and Stifel's familiarity with the Company and its business. Stifel, as part of its investment banking services, is engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        In rendering its Opinion, Stifel, among other things:

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  discussed the Transaction and related matters with the Company's counsel and reviewed a draft of the Merger Agreement dated September 27, 2017;

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  reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended January 31, 2017 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2017;

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  reviewed and discussed with the Company's management certain other publicly available information concerning the Company;

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  reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company's senior management regarding recent developments;

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  reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

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  reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

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  participated in certain discussions and negotiations between representatives of the Company and Dassault Systèmes;

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  reviewed the reported prices and trading activity of the equity securities of the Company;

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  considered the results of its efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company; and

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  conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its Opinion.

        In rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by the Company, Stifel assumed that they had been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion (such forecasts and projections were not prepared with the expectation of public disclosure). Stifel's Opinion states that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

        Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did Stifel review loan or credit files of the Company, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

        Stifel assumed, with the consent of the Board, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction would be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement would not differ materially from the draft of the Merger Agreement that Stifel reviewed. Stifel also assumed that the Transaction would be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Offer Price, and that obtaining any necessary regulatory approvals or satisfying any other conditions to the consummation of the Transaction would not have an adverse effect on the Company or the Transaction. Stifel assumed that the Transaction would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

        Stifel further assumed that the Company had relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

        Stifel's Opinion was limited to whether the Transaction Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, is fair to the holders of Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, tender, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise.

        Stifel's Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company's securities; (iv) the effect of the Transaction on, or the fairness of the Transaction Consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to be received by the holders of Shares (excluding any Shares (a) that are held by Parent, Purchaser or any subsidiary of Parent, (b) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (c) that are Excluded Shares) in connection with the Transaction; (vi) any advice or opinions provided by any other advisor to the Company or Parent; or (vii) the treatment of, or effect of the Transaction on, Company Stock Options and Company RSUs. Furthermore, Stifel's Opinion did not express any opinion as to the prices, trading range or volume at which the Company's or Parent's securities would trade following public announcement or consummation of the Merger.

        Stifel's Opinion was necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. The Opinion stated that subsequent developments from the date of the Opinion may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise or reaffirm the Opinion. Stifel's Opinion was solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Stifel's Opinion did not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any shareholder of the Company as to whether such shareholder should tender its Shares into the Offer or as to how any such shareholder should vote at any shareholders' meeting at which the Merger is considered, or whether or not any shareholder of the Company should enter into a tender, voting, shareholders', or affiliates' agreement with respect to the Transaction, or exercise any dissenters' or appraisal rights that may be available to such shareholder. In addition, the Opinion did not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

        The following represents a brief summary of the material financial analyses performed by Stifel in connection with its Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

        Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, was based on market data as it existed on or before September 27, 2017 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

        Selected Company Analysis.    Stifel compared the Company, from a financial point of view, to (i) seven publicly traded companies in the software-as-a-service ("SaaS") industry that Stifel, in its professional judgment, deemed to be relevant based on their business and financial profiles, including revenue growth rates and EBITDA profitability margins and (ii) six publicly traded companies in the product lifecycle management ("PLM") and Design industry that Stifel, in its professional judgment, deemed to be relevant based on the end markets served and business models of those companies. Stifel compared the Company's estimated fiscal year 2018 and fiscal year 2019 financial metrics, as provided by management, to certain estimated calendar year 2017 and 2018 financial metrics, obtained from available public sources, of the seven selected public SaaS companies and the six public PLM and Design companies. Based on this information:

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  Stifel calculated and compared multiples of enterprise value ("EV"), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated calendar 2017 and 2018 (i) revenues ("EV/Revenues") and (ii) pro forma earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization ("EBITDA", and such multiple, "EV/EBITDA"), in each case, for the Company and the seven selected SaaS public companies; and

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  Stifel calculated and compared multiples of EV to estimated fiscal year 2018 and 2019 EBITDA for the Company and estimated calendar year 2017 and 2018 EBITDA for the six selected PLM and Design public companies. Stifel noted that due to the profitability profile and size of the selected PLM and Design companies, with an average market capitalization of $22.4 billion and average projected EBITDA margins of 34.6%, a revenue multiple was not relevant to the trading values of those companies and therefore was not utilized in its analysis.

        Stifel believed that the group of public SaaS companies listed below had financial profiles similar to those of the Company, but noted that none of these companies had the same management, composition, size, operations, financial profile, or combination of businesses as the Company:

Selected SaaS Companies

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  Amber Road, Inc.

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  Bazaarvoice, Inc.

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  Brightcove Inc.

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  Channeladvisor Corporation

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  HealthStream, Inc.

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  LivePerson, Inc.

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  SPS Commerce, Inc.

        The following table summarizes the multiples for the selected SaaS companies indicated by this analysis and the ranges of multiples selected by Stifel for its analysis.

Selected SaaS Companies

Multiple:	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction(1)
CY 2017 EV/Revenues	2.0x	2.6x	2.6x	3.2x	4.8x
CY 2018 EV/Revenues	1.8x	2.3x	2.4x	2.9x	4.2x
CY 2017 EV/EBITDA	17.6x	21.6x	24.9x	28.9x	46.9x
CY 2018 EV/EBITDA	14.9x	20.8x	21.7x	27.3x	30.7x

(1)
Calculated based on the Company's fiscal year 2018 and 2019, as applicable.

        This analysis resulted in the following ranges of implied equity values of the Company per share, based on taking the average of the results of the multiple analysis for calendar years 2017 and 2018 (and, in the case of the Company, fiscal years 2018 and 2019, respectively).

Benchmark	Range of Implied Equity Values per Share
EV/EBITDA Multiples	$10.25 - 21.78
EV/Revenue Multiples	$11.06 - 17.21

        Stifel noted that the Offer Price to be received by holders of Shares pursuant to the Transaction was above such ranges.

        Stifel believed that the group of public companies listed below were representative companies in the PLM and Design industry, but noted that none of these companies had the same management, composition, size, operations, financial profile, or combination of businesses as the Company, and each company was substantially larger than the Company:

Selected PLM and Design Companies

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  Adobe Systems Incorporated

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  ANSYS, Inc.

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  Cadence Design Systems, Inc.

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  Dassault Systèmes S.E.

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  PTC Inc.

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  Synopsys, Inc.

        The following table summarizes the multiples for the selected PLM and Design companies indicated by this analysis and the ranges of multiples selected by Stifel for its analysis.

Selected PLM and Design Companies

Multiple:	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction(1)
CY 2017 EV/EBITDA	18.5x	19.2x	20.8x	22.1x	46.9x
CY 2018 EV/EBITDA	17.1x	17.7x	18.4x	18.7x	30.7x

(1)
Calculated based on the Company's fiscal years 2018 and 2019, as applicable.

        This analysis resulted in the following ranges of implied equity values of the Company per share, based on taking the average of the results of the multiple analysis for calendar years 2017 and 2018 (and, in the case of the Company, fiscal years 2018 and 2019, respectively).

Benchmark	Range of Implied Equity Values per Share
EV/EBITDA Multiples	$10.72 - 15.64

        Stifel noted that the Offer Price to be received by holders of Shares pursuant to the Transaction was above such range.

        No company utilized in the selected company analysis was identical to the Company. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company's financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the median or average) is not in itself a meaningful method of using peer group data.

        Selected Transactions Analysis.    Based on public and other information available to Stifel, Stifel calculated and compared the multiples of EV to the last twelve month ("LTM") and next twelve month ("NTM") revenues and LTM and NTM EBITDA implied in the Transaction for the Company to the corresponding multiples implied in the following twenty-six selected acquisitions of public software companies that have been announced since January 1, 2011 in sectors that Stifel, in its professional judgment, believed to be relevant to the Company and with growth and margin profiles Stifel, in its professional judgment, believed to be similar to that of the Company:

Announcement Date	Acquirer	Target
7/26/17	Open Text Corporation	Guidance Software Inc.
12/6/16	Synchronoss Technologies, Inc.	IntraLinks Holdings, Inc.
11/14/16	Siemens AG	Mentor Graphics Corporation
8/31/16	Genesys Telecommunications Laboratories	Interactive Intelligence Inc.
11/2/15	Endurance International Group Holdings Inc.	Constant Contact Inc.
3/24/15	Lexmark International Inc.	Kofax Limited
11/24/14	3D Systems Inc.	Cimatron Ltd.
10/23/14	Siris Capital Group, LLC	Digital River Inc.
7/30/14	CME Group Inc.	GFI Group Inc.
11/18/13	Advent International	Unit4 NV
11/7/13	Autodesk Inc.	Delcam plc
9/30/13	Vista Equity Partners Management LLC	The Active Network, Inc.
9/23/13	Vista Equity Partners Management LLC	Greenway Medical Technologies, Inc.
5/207/13	Genesys Telecommunications Laboratories	SoundBite Communications, Inc.
11/28/12	NCR Corporation	Retalix Ltd.
8/27/12	IBM Corporation	Kenexa Corporation
8/3/12	Synopsys Inc.	SpringSoft Inc.
12/8/11	IBM Corporation	DemandTec
11/30/11	Synopsys Inc.	Magma Design Automation, Inc.
9/15/11	GTCR LLC	Fundtech Ltd.
7/26/11	ACI Worldwide Inc.	S1 Corporation
7/7/11	One Equity Partners LLC	APAC Customer Services, Inc.
6/26/11	S1 Corporation	Fundtech Ltd.
4/6/11	Parametric Technology Corp.	MKS Inc.
4/4/11	Apax Partners LLP	Epicor Software Corporation
3/11/11	Infor Global Solutions	Lawson Software, Inc.

        The following table summarizes the multiples for the selected transactions indicated by this analysis and the range of multiples selected by Stifel for its analysis.

Multiple:	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
LTM EV/Revenues	2.1x	2.6x	2.7x	3.4x	5.3x
NTM EV/Revenues	1.9x	2.3x	2.4x	3.1x	4.8x
LTM EV/EBITDA	12.9x	15.3x	17.3x	22.1x	90.0x
NTM EV/EBITDA	10.6x	12.8x	15.4x	15.9x	39.1x

        This analysis resulted in the following ranges of implied equity values of the Company per share, based on taking the average of the results of the multiple analysis for the last twelve months and the next twelve months.

Benchmark:	Range of Implied Equity Values per Share
EV/EBITDA Multiples	$4.62 - 11.01
EV/Revenue Multiples	$10.62 - 17.57

        Stifel noted that the Offer Price to be received by holders of Shares pursuant to the Transaction was above such ranges.

        No transaction used in the selected transactions analysis was identical to the Transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the selected transactions which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transaction is being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, some of which are beyond the Company's control, such as the impact of competition on the Company's business or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company, the companies involved in the selected transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transaction is being compared.

        Discounted Cash Flow Analysis.    Stifel used financial forecasts of the Company for fiscal year 2018 through fiscal year 2022, as provided by the Company's management, to perform a discounted cash flow analysis, which is designed to provide insight into a company's future cash flow forecasts by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, Stifel assumed that the Company would perform in accordance with these forecasts. The forecasts and estimates supplied to and utilized by Stifel are set forth below in the section entitled "Item 4. The Solicitation or Recommendation—Company Management Forecasts."

        Stifel first estimated the terminal value of the Company's forecasted cash flows by applying a range of exit multiples Stifel deemed relevant to the Company's estimated fiscal year 2022 EBITDA, which multiples ranged from 16.0x to 20.0x. Stifel calculated projected unlevered free cash flow for the second half of fiscal year 2018 and for fiscal year 2019 through fiscal year 2022 using management's forecasts and discounted these cash flows and the terminal value to present values using discount rates of 13.3% to 15.3%, which Stifel determined was the appropriate range of discount rates, based on the weighted average cost of capital of the selected SaaS public companies. This analysis indicated a range of enterprise values which Stifel then increased by the Company's net cash to calculate a range of equity values. These equity values were then divided by fully-diluted Shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $19.21 to $24.63. Stifel noted that the Offer Price to be received by holders of Shares pursuant to the Transaction was within such range.

        The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison was identical to the Company or the Transaction, and they all differed in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise value and implied per share equity value of the Company. Each of these analyses yielded a range of implied enterprise value and implied per share equity value, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the Transaction Consideration to be received by holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares) in connection with the Transaction on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

        Conclusion.    Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of the Opinion, Stifel was of the opinion that, as of the date of the Opinion, the Transaction Consideration to be received by holders of Shares from Purchaser in the Transaction was fair to such holders of Shares, from a financial point of view.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel's analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel's view of the actual value of the Company.

        As compensation for its services relating to the Transaction, the Company has agreed to pay a fee, pursuant to the engagement letter between the Company and Stifel, currently estimated to be approximately $5.1 million, which fee is contingent on the consummation of the Transaction. Pursuant to such engagement letter, the Company has also agreed to pay Stifel a fee of $850,000 which was paid upon delivery of the Opinion and was to be paid regardless of the conclusions reached in the Opinion or whether the Transaction is consummated. In the event the Transaction is not consummated and the Company receives a termination or break-up fee, then the Company is required to pay Stifel a fee equal to 20.0% of such termination or break-up fee received by the Company. Further, the Company agreed to reimburse Stifel for its reasonable out-of-pocket expenses incurred in performing its services and to indemnify Stifel, its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates within the meaning of Section 15 of the Securities

Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, against specific liabilities, including certain liabilities under the federal securities laws, arising out of Stifel's engagement.

        Other than the services provided by Stifel to the Company in connection with the Transaction and the Opinion, there are no other relationships that existed during the two years prior to the date of the Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. Stifel may seek to provide investment banking services to Dassault Systèmes, Parent, Purchaser or their affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of the Company and the affiliates of Dassault Systèmes, Parent or Purchaser and may at any time hold a long or short position in such securities.

Company Management Forecasts

        Other than the limited quarterly and annual financial guidance that the Company periodically provides to investors, the Company's management does not, as a matter of course, publicly disclose forecasts of its future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the difficulty of accurately predicting the Company's future results. However, the Board does from time to time review and assess long-term financial forecasts as part of its periodic internal assessment of the Company's business and prospects and its internal budgeting and planning process.

        In August 2016, as part of an overall strategic review of the Company's business, the Board reviewed financial forecasts prepared by management for fiscal years 2017 through 2021 (the "2016 Management Forecasts").

        After fiscal year 2017 ended on January 31, 2017, the Company determined that it had not achieved certain results that had been forecast in the 2016 Management Forecasts, particularly the fiscal year 2018 bookings targets. Moreover, by early 2017, the Company's management had come to believe that the results of the 2016 presidential election and the ensuing actual, anticipated and potential changes in federal regulatory, trade and tax policy, including reduced environmental regulation, the anticipated relaxation of federal fuel efficiency standards, a border adjustment tax and the renegotiation of NAFTA, were adversely affecting demand for the Company's products and services, resulting in delayed purchasing decisions and lower customer bookings. The Company's financial guidance for fiscal year 2018, which the Company issued in connection with its fourth quarter earnings announcement in March 2017, reflected these trends, anticipating total revenue in the range of $75.0 million to $80.0 million, significantly below the $88.9 million that had been forecast in the 2016 Management Forecasts. In the period from March 2017 through May 2017, management updated its long-term financial forecasts for fiscal years 2018 through 2021 (the "2017 Management Forecasts"), which reflected the lower revenue expectation for fiscal year 2018 and which generally projected slower rates of revenue growth than the 2016 Management Forecasts. Further, to facilitate the then-anticipated auction process, the Company's management extended the 2017 Management Forecasts to cover a five-year period ending with fiscal year 2022 (such forecast, together with the 2016 Management Forecasts and the 2017 Management Forecasts, the "Management Forecasts").

        The Company has included below a summary of the Management Forecasts for the limited purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties, including Stifel and, to a lesser extent, certain participants in the auction process.

        In preparing the 2017 Management Forecasts, management considered three potential scenarios, a "constrained" case, a "target" case and a "growth" case. The "constrained" case assumed continued

headwinds in the auto industry through fiscal year 2020 and revenue for fiscal year 2018 near the mid-point of the Company's guidance, resulting in slower revenue growth, more constrained spending on research and development and sales and marketing activities, and slower improvement in Adjusted EBITDA. The "target" case assumed that the headwinds in the auto industry would end in fiscal year 2018 and that the Company would be able to achieve its target growth rates in subsequent fiscal years, resulting in marginally faster growth in Adjusted EBITDA than the "constrained" case. The "target" case projected achievement of the 20% Adjusted EBITDA target in the Company's financial model in fiscal year 2021, about a year later than previous projections. The "growth" case assumed escalating growth in several core markets, more aggressive spending, and a more aggressive growth assumption in the oil and gas market, which was still a relatively new market for the Company that had generated modest but growing sales in fiscal years 2016 and 2017. In May 2017, management also presented the Board with potential opportunities to apply the Company's computational fluid dynamics software to an entirely new application in the early stages of exploration, the flow of blood through coronary arteries, a field outside the Company's core expertise in the automotive and related markets. Because management regarded this opportunity as real but speculative, it did not include any associated potential revenues or expenses in any of the 2017 Management Forecasts. In August 2017, management made a further presentation to the Board regarding the new blood flow application, including the market opportunity, risks, investment requirements and regulatory hurdles related to this new application. Although management's exploratory review of the opportunity led it to conclude that the size of the total addressable markets in these areas could be substantial, the Board considered the significant capital investments and risks associated with the pursuit of these opportunities in new markets, including the need to develop the requisite market expertise, make necessary software modifications, obtain regulatory approvals, expand the Company's sales and marketing operations to cover an unfamiliar market, secure channel partnerships, and make other investments in personnel and infrastructure. The Board concluded that the significant investments required to pursue these opportunities, as well as the associated risks of failure, outweighed the potential benefits and, accordingly, did not contemplate any material new investments or modifications to the Company's long-range forecasts related to this new application. Given the Board's strategic direction and budget authorization, management considered the "target" case to be the most likely of the three forecasts to occur. Although the "constrained" case and "growth" case forecasts were made available to Stifel as part of its effort to acquaint itself with the Company, these forecasts were not approved by the Board or made available to Purchaser, Parent or any other participant in the auction process, and Stifel has advised the Company that it did not rely on or otherwise use the "constrained" case or the "growth" case for purposes of preparing its fairness opinion, as described in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor."

        The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). In addition, the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants or auditors. The summary of the Management Forecasts is not included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Shares in the Offer, but because these Management Forecasts were made available by the Company to the Board and (in the case of the "target" case in the 2017 Management Forecasts) were used by Stifel in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses, as described in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor." In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of the Company and, in connection with their review, received access to certain information from the Management Forecasts, as did certain other participants in the auction process. Although Stifel, Parent and these other participants received access to both the 2016 Management Forecasts and the "target" case in the 2017 Management Forecasts, the Company disclosed to each of them, at the time the 2016 Management Forecasts were first made available, that the 2016 Management Forecasts were outdated and had been superseded by the more recent forecasts. The Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the respective dates they were prepared, including the announcement of the Offer and Merger. Moreover, the 2016 Management Forecasts do not take into account factors that were reflected in the more recent forecasts and are therefore significantly more out of date.

        The Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and in many cases are beyond the control of the Company's management. Because the Management Forecasts cover multiple years, they become subject to greater uncertainty with respect to each successive year. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: potential changes in demand for computational fluid dynamics software and services, including the rate of growth in demand, particularly in the Company's core ground transportation market, which has historically accounted for the substantial majority of the Company's revenues; anticipated growth rates in the aerospace market, which the Company projected to grow at substantially higher rates than the ground transportation market; the Company's ability to capture meaningful market share in the growing oil and gas market; challenges the Company may face in shifting its revenue mix away from project revenue and toward higher-margin license revenue; potential competitive pressure on pricing; challenges the Company may face in achieving projected efficiencies in sales, applications and license deployment; challenges the Company may face in improving service rates and utilization; the potential inability to achieve projected efficiencies of scale through productivity, process and technology investments; and other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2017, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Management Forecasts do not reflect any events that could affect the Company's prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at the respective times the Management Forecasts were prepared, including the announcement of the proposed acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. Further, the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, technological, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the forecasts contained in any of the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, officers, directors, advisors or other representatives considered or consider any of the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of the Company or its affiliates, officers, directors, advisors or other representatives gives any assurance that actual results will not differ materially from any of the Management Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile any of the Management Forecasts to reflect circumstances existing or arising after the respective dates such Management Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections have been or are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives intends to make publicly available any update or other revisions to any of the

Management Forecasts. None of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Management Forecasts or that any of the forecasted results will be achieved. In the Merger Agreement, the Company expressly disclaimed making any representation to Parent or Purchaser concerning any estimates, projections, forward-looking statements or other forecasts or plans that were provided or made available to Parent, Purchaser or any of their respective affiliates or representatives or any other person, including the Management Forecasts, and Parent and Purchaser agreed to take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forward-looking statements, and other forecasts and plans furnished to them, including the reasonableness of the underlying assumptions.

        In light of the foregoing factors and the uncertainties inherent in these forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these forecasts.

        The following is a summary of the forecasts. Amounts in the following tables may not total due to rounding. Except as otherwise indicated, forecasts of revenues and expenses assume constant foreign currency exchange rates for all periods presented. Management did not prepare forecasts for fiscal year 2022 for the "constrained" case or the "growth" case of the 2017 Management Forecasts or for the 2016 Management Forecasts.

2017 Management Forecasts (including Fiscal Year 2022)
("Target" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E
Revenue:
License revenue	$67.5	$77.5	$90.2	$104.6	$122.0
Project revenue	12.5	13.7	14.9	16.2	18.0

Total revenue	$80.0	$91.2	$105.0	$120.7	$140.0
Operating expenses:
Cost of revenue	22.0	24.5	24.8	26.5	29.0
Sales and marketing	16.0	19.0	24.0	29.0	34.0
Research and development	27.1	28.5	31.0	35.0	39.0
General and administrative	16.1	17.4	18.5	20.5	22.0

Total operating expenses	$81.2	$89.4	$98.2	$111.0	$124.0

Income (loss) from operations	$(1.2)	$1.8	$6.8	$9.7	$16.0
Net income (loss)	$(2.6)	$0.3	$5.2	$8.0	$14.3
Cash from operations	$8.5	$13.2	$20.1	$25.8	$32.4
Non-GAAP financial measures:(1)
EBITDA	$3.8	$7.6	$13.8	$17.7	$24.5
Adjusted EBITDA	$8.2	$12.6	$19.3	$24.2	$31.5
Free cash flow (Company definition)(2)(3)	$2.5	$9.4	$14.1	$20.8	$26.6
Free cash flow (Stifel definition)(2)		$4.4	$8.6	$14.3	$21.0

(1)
EBITDA, Adjusted EBITDA and free cash flow are non-GAAP financial measures. The Company's management uses these forward-looking non-GAAP measures for internal planning and forecasting purposes. The Company believes that these measures help to plan for underlying trends in its business, are important in comparing projected results with prior period results, and are useful in assessing its future capital needs. Management considers EBITDA and Adjusted EBITDA to be important indicators of the Company's operational strength and the performance of its business and a good measure of its operating trends. In addition, the Company may use Adjusted EBITDA in the incentive compensation programs applicable to some of its employees in order to evaluate the Company's performance. Please see the "Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures" filed as Annex III to this Schedule 14D-9 for an explanatory description of EBITDA, Adjusted EBITDA and free cash flow, reconciliations of these measures to the mostly directly comparable GAAP measures and additional background information regarding the Company's use of these measures. Annex III is incorporated in this section by reference.

(2)
Free cash flow is a non-GAAP financial measure that does not have a generally accepted definition. Accordingly, free cash flow can be, and often is, calculated in different ways. For example, Stifel, in performing its discounted cash flow analysis, as described in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor," calculated free cash flow in a manner that differed from the free cash flow presented in the Management Forecasts. In the Management Forecasts, management calculated free cash flow as projected cash from operations less projected capital expenditures. For purposes of its discounted cash flow analysis, Stifel calculated free cash flow as net income plus depreciation and amortization, less capital expenditures, plus working capital cash flow.

(3)
The "target" case of the 2017 Management Forecasts that was made available to certain participants in the auction process erroneously presented free cash flow for fiscal year 2022 as $38.0 million rather than $26.6 million. The Company received no inquiries from Purchaser, Parent or any other participant in the auction process regarding its estimate of free cash flow for fiscal year 2022 or any other fiscal year. Because the underlying data used to calculate free cash flow was correct, the Company believes the error was readily apparent and therefore immaterial.

2017 Management Forecasts
("Constrained" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Revenue:
License revenue	$66.0	$72.8	$81.7	$94.6
Project revenue	11.5	13.6	14.8	16.1

Total revenue	$77.5	$86.4	$96.5	$110.6
Operating expenses:
Cost of revenue	21.7	23.5	24.7	26.0
Sales and marketing	15.8	18.0	21.5	26.0
Research and development	26.8	27.8	29.5	32.9
General and administrative	15.7	17.0	18.0	19.5

Total operating expenses	$80.0	$86.3	$93.7	$104.4

Income (loss) from operations	$(2.5)	$0.1	$2.8	$6.2
Net income (loss)	$(2.5)	$(0.7)	$1.8	$5.1
Cash from operations	$6.9	$10.6	$14.9	$21.1
Non-GAAP financial measures:(1)
Adjusted EBITDA	$7.0	$10.4	$14.5	$20.0
Free cash flow (Company definition)(2)	$3.9	$7.6	$9.9	$16.1

(1)
See note 1 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

(2)
See note 2 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

2017 Management Forecasts
("Growth" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Revenue:
License revenue	$67.5	$78.3	$92.5	$111.5
Project revenue	12.5	13.8	15.4	17.3

Total revenue	$80.0	$92.1	$107.9	$128.8
Operating expenses:
Cost of revenue	22.0	24.8	25.0	27.5
Sales and marketing	16.0	19.5	24.3	30.0
Research and development	27.1	28.5	32.3	36.5
General and administrative	16.1	17.4	19.0	21.0

Total operating expenses	$81.2	$90.2	$100.6	$115.0

Income (loss) from operations	$(1.2)	$1.9	$7.3	$13.8
Net income (loss)	$(1.3)	$1.1	$6.3	$12.6
Cash from operations	$8.5	$14.3	$21.8	$31.3
Non-GAAP financial measures:(1)
Adjusted EBITDA	$8.2	$13.4	$20.6	$29.1
Free cash flow (Company definition)(2)	$5.5	$9.5	$15.8	$26.3

(1)
See note 1 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

(2)
See note 2 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

2016 Management Forecasts
(superseded by 2017 Management Forecasts)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Revenue:
License revenue	$74.7	$88.7	$105.4	$125.3
Project revenue	14.2	15.8	17.6	19.7

Total revenue	$88.9	$104.5	$123.0	$145.0
Operating expenses:
Cost of revenue	22.1	24.0	24.7	28.9
Sales and marketing	19.2	23.2	27.2	29.2
Research and development	28.5	32.2	34.3	37.3
General and administrative	15.9	17.4	18.5	19.4
Unallocated investment	—	—	3.0	6.8

Total operating expenses	$85.7	$96.8	$107.7	$121.5

Income (loss) from operations	$3.2	$7.7	$15.3	$23.5
Net income (loss)	$1.8	$6.3	$13.5	$21.5
Cash from operations	$12.5	$19.8	$27.7	$36.9
Non-GAAP financial measures:(1)
Adjusted EBITDA	$12.1	$18.7	$26.4	$34.8
Free cash flow (Company definition)(2)	$6.5	$16.8	$21.7	$33.9

(1)
See note 1 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

(2)
See note 2 to the table entitled "2017 Management Forecasts (including Fiscal Year 2022) ('Target' Case)".

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        The Company retained Stifel as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction and, in connection with such engagement, Stifel provided the opinion described in "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor," which is filed as Annex I hereto and is incorporated herein by reference.

        For information regarding the Company's retention of Stifel, see "Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company's Financial Advisor."

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by the Company's directors, officers or employees, for which services no additional compensation is anticipated to be paid.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions with respect to Shares have been effected by Exa or, to the best knowledge of Exa after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of its subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
Hudong Chen	10/6/2017	5,625	$—	Shares issued upon vesting of Company RSUs
Hudong Chen	10/6/2017	1,822	$24.22	Shares withheld by the Company to satisfy tax withholding requirements in respect of vested Company RSUs
Joel Dube	10/6/2017	1,250	$—	Shares issued upon vesting of Company RSUs
Joel Dube	10/6/2017	399	$24.22	Shares withheld by the Company to satisfy tax withholding requirements in respect of vested Company RSUs
Richard Gilbody	10/6/2017	7,000	$—	Shares issued upon vesting of Company RSUs
James Hoch	10/6/2017	5,625	$—	Shares issued upon vesting of Company RSUs
James Hoch	10/6/2017	1,822	$24.22	Shares withheld by the Company to satisfy tax withholding requirements in respect of vested Company RSUs
Stephen Remondi	10/6/2017	11,750	$—	Shares issued upon vesting of Company RSUs
Stephen Remondi	10/6/2017	3,812	$24.22	Shares withheld by the Company to satisfy tax withholding requirements in respect of vested Company RSUs

        During the past 60 days, the Company issued 12,125 Shares upon the vesting of Company RSUs held by employees other than executive officers and withheld a total of 2,683 Shares (based on an average Share price of $24.22) in order to satisfy tax withholding requirements resulting from the vesting of those Company RSUs.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9 (including in the exhibits or annexes hereto) or as incorporated in this Schedule 14D-9 by reference, Exa is not undertaking or engaged in any negotiations in response to the Offer which relate to:

  •
  a tender offer or other acquisition of Exa's securities by Exa, any subsidiary of Exa or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Exa or any subsidiary of Exa;

  •
  any purchase, sale or transfer of a material amount of assets of Exa or any subsidiary of Exa; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of Exa.

        Except as set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

The Minimum Condition Must be Satisfied to Consummate Transaction; Stockholder Vote Not Required

        The Board has, in accordance with the DGCL, unanimously (i) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transaction, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

        If the Offer is consummated, Exa will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.

        Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of the class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, the Merger Agreement contemplates that the parties will consummate the Merger as soon as practicable after consummation of the Offer without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. If the Merger is consummated, (i) the Company's stockholders who have not voted in favor of approval and adoption of the Merger Agreement and who are entitled to demand and properly exercise appraisal rights pursuant to, and who comply in all respects with, Section 262 of the DGCL, will be entitled to appraisal rights under the DGCL for the "fair value" of their Shares in accordance with Section 262 of the DGCL and (ii) the Company's stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

        If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Exa's stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

        Exa is incorporated under and subject to the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who beneficially owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and ratified by at least 66-2/3% of the outstanding voting stock which the interested stockholder did not own.

        Parent and Purchaser have represented that they are not and have not been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The Board has also approved the Merger Agreement and the Transaction for purposes of Section 203 of the DGCL.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. The Board has agreed in the Merger Agreement to grant any approvals and take any action necessary to render any anti-takeover laws inapplicable to the Transaction.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the

Effective Time who have not voted in favor of approval and adoption of the Merger Agreement and who are entitled to demand and properly exercise appraisal rights pursuant to, and who comply in all respects with, Section 262 of the DGCL, will be entitled to appraisal rights under the DGCL for the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but, rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which acceptance and payment for Shares is currently expected to occur on November 9, 2017 unless Parent and Purchaser extend the Offer pursuant to the terms of the Merger Agreement, and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address written below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        All written demands for appraisal should be addressed to:

Exa Corporation
55 Network Drive
Burlington, Massachusetts 01803
Attention: Stephen A. Remondi
Chief Executive Officer

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Company to deliver an additional notice of the Effective Time to all the Company's stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the consummation of the Merger, as required by Section 262(d)(2) of the DGCL. However, only holders of Shares who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated Shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time (as defined in the Merger Agreement)) and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Company the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Company.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting holders of Shares are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of the judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. The Surviving Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Holders of Shares considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Purchaser and the Company reserve the right to assert, in any appraisal proceeding, for purposes of Section 262 of the DGCL, that the fair value of a Share is less than the Offer Price or the Merger Consideration.

        Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Company of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Supreme Court of Delaware.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, from and after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any holder of Shares who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, such holder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Regulatory Approvals

United States

        Under the provisions of the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination," or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. If the 15-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC routinely assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Dassault Systèmes, Parent, Purchaser and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Germany

        The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints of Competition, as amended, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the "FCO"), either by written approval or by expiration of a one-month review period, unless the FCO notifies Parent within the one-month review period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Austria

        The acquisition of Shares pursuant to the Offer is also subject to the review by the Austrian Federal Competition Authority (the "FCA"). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four-week review period (subject to extension to six weeks upon request of Parent), or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the "FCP") of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the maximum statutory review period before the Austrian Cartel Court is five months (subject to extension to six months upon request of Parent).

Other

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the German and Austrian antitrust laws, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

Additional Steps and Actions

        Under the Merger Agreement, Company and Parent shall take any reasonable steps or actions requested or required by, or that would resolve objections from, any governmental authority (including, without limitation, the Antitrust Division, the FTC, the FCO, the FCA or the FCP) as a condition to clearance or termination of the relevant waiting period, and the determination and negotiation of such steps or actions may delay consummation of the Offer.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Exa, please see Exa's Annual Report on Form 10-K for the year ended January 31, 2017, and Quarterly Report on Form 10-Q for the three months ended April 30, 2017, and for the three months ended July 31, 2017, each of which has been filed with the SEC.

Forward-Looking Statements

        Certain statements in this Schedule 14D-9 may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Exa, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many Exa stockholders tender their Shares in the proposed transaction; the outcome of legal proceedings that may be instituted against Exa and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and regulatory submissions.

        Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made. Factors or events that could affect the proposed transaction or cause Exa's actual results to differ may emerge from time to time, and it is not possible for Exa to predict all of them. Except as required by law or regulation, Exa undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation, those described in Part I, Item 1A. "Risk Factors" in Exa's Annual Report on Form 10-K filed with the SEC. Exa may update risk factors from time to time in Part II, Item 1A. "Risk Factors" in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

Item 9.    Exhibits

        The following Exhibits are attached to this Schedule 14D-9.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 12, 2017 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substituted Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(C)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(D)
Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(F)
Form of Summary Advertisement, as published in The Wall Street Journal on October 12, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(a)(1)(G)
Press Release entitled "Exa Corporation to be Acquired by Dassault Systèmes" issued by Exa Corporation on September 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Exa Corporation on September 28, 2017)
(a)(1)(H)
Revised Transcript of Joint Investor Conference Call held by Exa Corporation and Dassault Systèmes S.E. on September 28, 2017 (incorporated by reference to Exhibit (a)(5)(C) of the Schedule TO-C filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on September 28, 2017)

Exhibit No.	Description
(a)(5)(A)	Letter to Company Employees distributed on September 28, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Exa Corporation on September 28, 2017)
(a)(5)(B)	Presentation to Employees made by Exa Corporation on September 28, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Exa Corporation on September 28, 2017)
(a)(5)(C)	Opinion of Stifel dated September 27, 2017 (included as Annex I to this Schedule 14D-9)
(e)(1)
Agreement and Plan of Merger among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, dated as of September 27, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Exa Corporation on September 28, 2017)
(e)(2)
Exclusivity Agreement between Exa Corporation and Dassault Systèmes S.E., dated as of September 22, 2017 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(e)(3)
Confidentiality Agreement between Exa Corporation and Dassault Systèmes S.E., dated as of July 1, 2017 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017)
(e)(4)	Amended and Restated Certificate of Incorporation of Exa Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Exa Corporation on July 3, 2012)
(e)(5)
Certificate of Amendment of Amended and Restated Certificate of Incorporation of Exa Corporation (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q of Exa Corporation for the fiscal quarter ended July 31, 2013)
(e)(6)	Amended and Restated By-laws of Exa Corporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Exa Corporation on July 3, 2012)
(e)(7)	Amendment to Amended and Restated By-laws of Exa Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Exa Corporation on September 28, 2017)
(e)(8)	Definitive Proxy Statement of Exa Corporation for its 2017 Annual Meeting (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Exa Corporation on April 28, 2017)
(e)(9)	Exa Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 4.18 to the Registration Statement on Form S-1, File No. 333-176019, of Exa Corporation)
(e)(10)	Exa Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 4.21 to the Registration Statement on Form S-1, File No. 333-176019, of Exa Corporation)
(e)(11)
Form of Incentive Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 4.22 to the Registration Statement on Form S-1, File No. 333-176019, of Exa Corporation)
(e)(12)
Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 to the Registration Statement on Form S-1, File No. 333-176019, of Exa Corporation)

Exhibit No.		Description
(e)(13)		Form of Restricted Stock Unit Agreement for use under the Exa Corporation Amended and Restated 2011 Stock Plan (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Exa Corporation on March 21, 2017)
(e)(14)		Exa Corporation 2017 Stock Incentive Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by Exa Corporation on April 28, 2017)
(e)(15)		Exa Corporation 2017 Stock Incentive Plan—French Sub-Plan (incorporated by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by Exa Corporation on April 28, 2017)
(e)(16)
Form of Restricted Stock Unit Agreement (time-based) for use under the Exa Corporation 2017 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Exa Corporation on June 30, 2017)
(e)(17)
Form of Restricted Stock Unit Agreement (time-based) for use under the French Sub-plan of the Exa Corporation 2017 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Exa Corporation on June 30, 2017)
(e)(18)
Employment Contract dated October 17, 2001 between Exa Corporation and Jean-Paul Roux (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1, File No. 333-176019, of Exa Corporation)
(e)(19)
Work Agreement dated January 10, 2006 between Exa Corporation and Jean-Paul Roux (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K of Exa Corporation for the fiscal year ended January 31, 2015)
(e)(20)	*	Letter Agreement dated June 3, 2010 between Exa Corporation and James Hoch
(e)(21)	*	Employment Agreement dated December 3, 2014 between Exa Corporation and Hudong Chen
(e)(22)
Employment Agreement dated April 22, 2015 between Exa Corporation and Stephen Remondi (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Exa Corporation for the three months ended April 20, 2015)
(e)(23)
Employment Agreement dated April 22, 2015 between Exa Corporation and Richard Gilbody (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Exa Corporation for the three months ended April 20, 2015)
(e)(24)
Employment Agreement dated August 1, 2016 between Exa Corporation and Joel Dube (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Exa Corporation for the three months ended October 31, 2016)
(e)(25)
Employment Agreement dated August 8, 2016 between Exa Corporation and Suresh Sundaram (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Exa Corporation for the three months ended October 31, 2016)

*
Filed herewith

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2017	EXA CORPORATION
	By:	/s/ STEPHEN A. REMONDI
		Name:	Stephen A. Remondi
		Title:	Chief Executive Officer

Privileged & Confidential

ANNEX I

September 27, 2017

Board of Directors
Exa Corporation
55 Network Dr.
Burlington, MA USA 01803

Members of the Board

        Stifel, Nicolaus & Company, Incorporated ("Stifel" or "we") has been advised that Exa Corporation (the "Company") is considering entering into an Agreement and Plan of Merger (the "Merger Agreement") with Dassault Systèmes Simulia Corp. ("Parent") and a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser shall commence a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") at a price per share equal to $24.25 (the "Transaction Consideration"), subject to adjustment and on terms conditions more fully set forth in the Merger Agreement (the "Offer"). The Company has further advised Stifel that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser shall merge with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding share of Company Common Stock (excluding any shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company's treasury or (iii) that are Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Transaction Consideration, subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the "Merger" and, together with the Offer, the "Transaction").

        The Board of Directors of the Company (the "Board") has requested Stifel's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock of the Transaction Consideration to be received by such holders of shares from the Purchaser in the Transaction pursuant to the Merger Agreement (the "Opinion").

        In rendering our Opinion, we have, among other things:

  (i)
  discussed the Transaction and related matters with the Company's counsel and reviewed a draft copy of the Merger Agreement dated September 27, 2017;

  (ii)
  reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended January 31, 2017 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2017;

  (iii)
  reviewed and discussed with the Company's management certain other publicly available information concerning the Company;

  (iv)
  reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company's senior management regarding recent developments;

  (v)
  reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis

  (vi)
  reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

  (vii)
  participated in certain discussions and negotiations between representatives of the Company and Parent;

  (viii)
  reviewed the reported prices and trading activity of the equity securities of the Company;

  (ix)
  considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company; and

  (x)
  conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion.

        In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

        We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

        We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than

Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

        Our Opinion is limited to whether the Transaction Consideration is fair to the holders of shares of Company Common Stock, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, tender, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company's securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the shares of Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of shares of Company Common Stock in connection with the Transaction; (vi) any advice or opinions provided by any other advisor to the Company or Parent; or (vii) the treatment of, or effect of the Transaction on, Company Stock Options (as defined in the Merger Agreement) and Company RSUs (as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company's or Parent's securities will trade following public announcement or consummation of the Merger.

        Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or as to how any such shareholder should vote at any shareholders' meeting at which the Merger is considered, or whether or not any shareholder of the Company should enter into a tender, voting, shareholders', or affiliates' agreement with respect to the Transaction, or exercise any dissenters' or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

        Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Transaction (the "Advisory Fee"). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction (the "Opinion Fee"). In addition, The Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

        Stifel's Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel's engagement letter agreement with the Company.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by holders of shares of Company Common Stock from the Purchaser in the Transaction pursuant to the Merger Agreement is fair to such holders of shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX II

Section 262 of the Delaware General Corporation Law

§ 262 Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection.

        An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX III

Explanation of Non-GAAP Financial Measures and
Reconciliations to GAAP Financial Measures

        "Item 4. The Solicitation or Recommendation—Company Management Forecasts" of this Schedule 14D-9 includes both financial measures in accordance with U.S. generally accepted accounting principles, or GAAP, as well as non-GAAP financial measures. All Management Forecasts (including any reconciliations) are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in this Schedule 14D-9 and the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended January 31, 2017 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Please refer to the discussion entitled "Forward-Looking Statements" under "Item 8. Additional Information."

        For purposes of the Management Forecasts, the Company generally defined EBITDA as net income or loss, excluding interest expense, provision for income taxes, depreciation, amortization and foreign exchange gains and losses; the Company defined Adjusted EBITDA as EBITDA, excluding non-cash, stock-based compensation expense; and the Company defined free cash flow as cash from operations less capital expenditures. For purposes of Stifel's discounted cash flow analysis, Stifel used a different definition of free cash flow. Stifel defined free cash flow as net income or loss plus depreciation and amortization, less capital expenditures, plus working capital cash flow. These non-GAAP financial measures should be viewed as supplemental to, and not as alternatives to net income or loss calculated in accordance with GAAP (referred to below as "net income (loss)").

        The Company's management uses EBITDA, Adjusted EBITDA and free cash flow for internal planning and forecasting purposes. The Company believes that these measures help to plan for underlying trends in its business, are important in comparing projected results with prior period results, and are useful in assessing its future capital needs. Management considers EBITDA and Adjusted EBITDA to be important indicators of the Company's operational strength and the performance of its business and a good measure of its operating trends. In addition, the Company may use Adjusted EBITDA in the incentive compensation programs applicable to some of its employees in order to evaluate its performance. The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for, or superior to, the financial information presented in accordance with GAAP and, in particular, should not be considered a measure of the Company's liquidity. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare the Company's forecasts to those of other companies. Readers should carefully consider the attached reconciliation of these projected non-GAAP financial measures to the comparable projected GAAP financial measures.

        The following is an explanation of certain items excluded from EBITDA, Adjusted EBITDA and/or free cash flow but included in net income (loss):

  •
  Interest Expense.  Interest expense can vary over time due to a variety of financing transactions. The Company excludes interest expense from projected EBITDA and Adjusted EBITDA because it is not directly attributable to the performance of the Company's business operations and, accordingly, its exclusion assists management in making period-to-period comparisons of its projected operating performance. For the periods projected in the 2017 Management Projections, the Company did not forecast meaningful interest expense and therefore did not add any interest expense to projected net income (loss) when calculating projected EBITDA and Adjusted EBITDA. Readers should note that interest expense is likely to recur in future periods.

III-1

  •
  Provision for Income Taxes.  The Company's provision for income taxes can fluctuate significantly from period to period in a manner not directly related to its operating performance. The Company excludes the provision for income taxes from projected EBITDA and Adjusted EBITDA because it believes that the provision for income taxes is not directly attributable to the underlying performance of its business operations and, accordingly, its exclusion assists management in making period-to-period comparisons of its projected operating performance. Readers should note that the provision for income taxes will recur in future periods.

  •
  Depreciation and Amortization.  Depreciation and amortization are non-cash expenses relating to capital expenditures and intangible assets arising from acquisitions that are expensed over the estimated useful life of the related assets. The Company excludes depreciation and amortization expense from EBITDA and Adjusted EBITDA because it believes that (i) the amount of these expenses in any specific period may not directly correlate to the underlying performance of its business operations during that period and (ii) these expenses can vary significantly between periods as a result of full amortization of previously acquired tangible and intangible assets. Accordingly, the Company believes that this exclusion assists management to make more meaningful period-to-period comparisons of its projected operating performance. Readers should note that tangible and intangible assets are expected to contribute to future revenue generation and that depreciation and amortization expense will recur in future periods.

  •
  Stock-Based Compensation Expense.  Stock-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. The Company believes that excluding the effect of stock-based compensation from Adjusted EBITDA assists management in making period-to-period comparisons of its projected operating performance because (i) the amount of these expenses in any specific period may not directly correlate to the underlying performance of its business operations during that period and (ii) these expenses can vary significantly between periods as a result of the timing of grants of stock-based awards. Readers should note that stock-based compensation is a key incentive offered to employees whose efforts are expected to contribute to operating results in future periods and that such expenses will recur in the future.

  •
  Other Items.  Other activities and transactions can impact the Company's net income or loss. In the 2017 Management Forecasts, the Company projected a modest foreign exchange gain in fiscal year 2018 but did not attempt to predict the impact of foreign exchange gains and losses in subsequent fiscal years. The Company believes that excluding the effect of projected foreign exchange gains and losses from EBITDA and Adjusted EBITDA assists management in making period-to-period comparisons of its projected operating performance because (i) the amount of these gains or losses in any specific period may not directly correlate to the underlying performance of its business operations during that period and (ii) these gains and losses can vary significantly between periods as a result of factors outside the Company's control. Readers should note that these gains and losses are likely to recur in future periods.

        Reconciliations of the forecasted EBITDA, Adjusted EBITDA and free cash flow, each as set forth in the Management Forecasts, to the most directly comparable projected GAAP financial measure is presented below. Amounts in the following tables may not total due to rounding.

        In connection with performing its discounted cash flow analysis, Stifel did not prepare, or present to the Board, free cash flow projections on the basis of the "constrained" case or the "growth" cash under the 2017 Management Forecasts or on the basis of the outdated 2016 Management Forecasts.

III-2

2017 Management Forecasts (including Fiscal Year 2022)
("Target" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E	FY2022E
Net income (loss)	$(2.6)	$0.3	$5.2	$8.0	$14.3
Interest expense	—	—	—	—	—
Provision for income taxes	1.8	1.5	1.6	1.7	1.7
Depreciation and amortization	5.0	5.8	7.0	8.0	8.5
Foreign exchange (gain) loss	(0.4)	—	—	—	—

EBITDA	$3.8	$7.6	$13.8	$17.7	$24.5
Stock-based compensation	4.4	5.0	5.5	6.5	7.0

Adjusted EBITDA	$8.2	$12.6	$19.3	$24.2	$31.5
Cash from operations	$8.5	$13.2	$20.1	$25.8	$32.4
Capital expenditures	6.0	3.8	6.0	5.0	5.8

Free cash flow (Company definition)	$2.5	$9.4	$14.1	$20.8	$26.6
Net income (loss)		$0.3	$5.2	$8.0	$14.3
Depreciation and amortization		5.8	7.0	8.0	8.5
Capital expenditures		(3.8)	(6.0)	(5.0)	(5.8)
Working capital cash flow		2.2	2.5	3.2	4.0

Free cash flow (Stifel definition)(1)		$4.4	$8.6	$14.3	$21.0

(1)
Stifel performed its discounted cash flow analysis after the end of the Company's second fiscal quarter ended July 31, 2017. As a result, Stifel relied on projected free cash flow only for the second half of fiscal year 2018. For the second half of fiscal year 2018, Stifel relied on projected free cash flow of $3.8 million based on projected net income of $3.3 million, depreciation and amortization of $2.5 million, capital expenditures of $3.0 million and working capital cash flow of $1.0 million.

2017 Management Forecasts
("Constrained" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Net income (loss)	$(2.5)	$(0.7)	$1.8	$5.1
Interest expense	—	—	—	—
Provision for income taxes	0.5	0.9	0.9	1.1
Depreciation and amortization	5.0	5.5	6.5	7.5
Foreign exchange (gain) loss	(0.4)	—	—	—

EBITDA	$2.6	$5.6	$9.2	$13.7
Stock-based compensation	4.4	4.8	5.3	6.3

Adjusted EBITDA	$7.0	$10.4	$14.5	$20.0
Cash from operations	$6.9	$10.6	$14.9	$21.1
Capital expenditures	3.0	3.0	5.0	5.0

Free cash flow (Company definition)	$3.9	$7.6	$9.9	$16.1

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2017 Management Forecasts
("Growth" Case)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Net income (loss)	$(1.3)	$1.1	$6.3	$12.6
Interest expense	—	—	—	—
Provision for income taxes	0.5	0.9	1.0	1.2
Depreciation and amortization	5.0	6.0	7.3	8.3
Foreign exchange (gain) loss	(0.4)	—	—	—

EBITDA	$3.8	$7.9	$14.6	$22.1
Stock-based compensation	4.4	5.5	6.0	7.0

Adjusted EBITDA	$8.2	$13.4	$20.6	$29.1
Cash from operations	$8.5	$14.3	$21.8	$31.3
Capital expenditures	3.0	4.8	6.0	5.0

Free cash flow (Company definition)	$5.5	$9.5	$15.8	$26.3

2016 Management Forecasts
(superseded by 2017 Management Forecasts)

($ in millions)	FY2018E	FY2019E	FY2020E	FY2021E
Net income (loss)	$1.8	$6.3	$13.5	$21.5
Interest expense and other(1)	0.5	0.5	0.5	0.5
Provision for income taxes	0.9	0.9	1.2	1.4
Depreciation and amortization	5.5	6.5	6.7	6.9

EBITDA	$8.6	$14.2	$22.0	$30.4
Stock-based compensation	3.5	4.4	4.4	4.4

Adjusted EBITDA	$12.1	$18.7	$26.4	$34.8
Cash from operations	$12.5	$19.8	$27.7	$36.9
Capital expenditures	6.0	3.0	6.0	3.0

Free cash flow (Company definition)	$6.5	$16.8	$21.7	$33.9

(1)
Represents an aggregate projection of interest expense, foreign currency gains and losses, and other expenses.

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